____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations



MANUAL AND MANAGEMENT PROPOSAL

FOR THE ORDINARY SHAREHOLDERS MEETING OF EMBRAER S.A

EMBRAER

APRIL 29TH, 2026

Index

Annexes

MESSAGE FROM THE MANAGEMENT

São José dos Campos, March 27, 2026

Dear Shareholder,

We are pleased to invite you to read our Manual for the Annual General Shareholders' Meeting ("Meeting") of Embraer S.A. ("Embraer" or "Company") ("Manual"), called for April 29, 2026, at 10:00 am, which shall be held exclusively by digital means, through the Microsoft Teams platform.

Originally incorporated in 1969 by the Brazilian government, Embraer became a publicly held company in 1989, with shares traded on the Brazilian stock exchange. In the privatization process, which took place in 1994, a golden share was created, held by the Federal Government, with the characteristics provided for in the Company's Bylaws.

In 2000, Embraer obtained its registration with the Securities and Exchange Commission (SEC) and began trading American Depositary Receipts on the New York Stock Exchange (NYSE).

In 2006, Embraer joined the special segment of the B3 stock market, called Novo Mercado, improving its corporate governance standards. Since then, the Company's shares have been pulverized and there is no controlling shareholder.

The year 2025 was marked by expansion, continued improvement in financial performance, and increasingly impressive results, clearly demonstrating the strength of our growth strategy based on efficiency and innovation. It was also a year in which we celebrated several records.

Our order backlog reached a record US$31.6 billion by the end of 2025, with revenue of US$7.6 billion; also the highest in the company's history. Our adjusted EBIT margin for the year reached 8.7%, and free cash flow (excluding Eve) exceeded US$490 million, surpassing previously announced forecasts. The strengthening of our financial health was further accompanied by a reduction in debt and leverage. As a result, combined with operational rigor, the company's shares saw significant appreciation during the period on the São Paulo (B3) and New York (NYSE) stock exchanges. As part of the celebrations for our 25th anniversary of listing on the New York Stock Exchange and emphasizing the company's new phase, we are announcing new trading codes (EMBJ3 and EMBJ).

It was also a year of intense commercial activity across all business units, with sales growth, highlighting the high competitiveness of our modern portfolio of products and services in the global market, at a time of significant geopolitical realignments.

In Commercial Aviation, the highlight was the global sales of the E2 family. In total, sales reached 221 E-Jets, with an additional 208 options and purchase rights, which significantly leveraged the business unit's order backlog. Highlights included E2 sales to Avelo, the model's first customer in the United States, as well as Latam, Scandinavian Airlines (SAS), All Nippon Airways (ANA), and the first deliveries to Luxair, Airlink, Hunnu Air, and Virgin Australia, demonstrating interest in the E2 across all continents. The E175 also maintained its sales momentum, particularly in the United States.

The Executive Aviation market remained robust in 2025, with strong sales growth and high demand across all segments. The recognition of the Phenom 300 as the best-selling executive jet in its category for the 14th consecutive year and the significant expansion of market share for the Praetor 500 and Praetor 600 jets further boosted Embraer's business. As a result, the company accelerated the implementation of its plan to expand operations in Gavião Peixoto and Melbourne to increase production rates.

The Defense & Security business also achieved success in securing new sales in key markets, reaching, between sales and selection, a firm order backlog of over 30 KC-390 Millennium aircraft and an additional 19 options. In 2025, the business unit also made significant progress in strategic campaigns in the United States, India, and Poland. In addition, there is renewed interest in the international market for the A-29 Super Tucano, a light attack, advanced training, and special missions aircraft that has already accumulated more than 300 firm orders, having been selected by 22 air forces.

In the Services & Support segment, excellent financial results were accompanied by new contracts, increased capacity, and expanded operations, such as the new facilities in Fort Worth, Texas, United States.

Despite the complexity of costs due to U.S. tariffs and supply chain challenges, our focus on efficiency and innovation has continued to guide our path of growth and financial discipline. Embraer has overcome supply chain challenges by enhancing collaboration, digitizing processes, and investing in artificial intelligence tools that support real-time management.

Production leveling initiatives and the implementation of the "perfect station" concept led to an 18% increase in aircraft deliveries, reaching 244 units across commercial, executive, and defense aviation. This allowed us to achieve our production target for the year, with a continued focus on safety and quality, and a significant reduction in the production cycle. Starting in 2026, we expect even greater production stability across all aircraft models.

From a technological standpoint, we are very excited about the maiden flight of EVE's eVTOL prototype in late 2025. Development of the 100% electric vertical takeoff and landing vehicle will continue with the flight test campaign leading up to certification in 2027. As such, we are making strategic investments in new technologies while evaluating Embraer's next-generation products to ensure sustainable growth in the coming decades.

Finally, we celebrate once again the achievement of Great Place To Work's global certifications, recognizing Embraer as a Best Place to Work. We have no doubt that the strength of our people is what reinforces the pillars of our culture and will continue to be essential for all the new achievements to come.

We are well-positioned and prepared to realize Embraer's full potential. Looking ahead, we expect substantial growth in the medium term, while we prepare the company for more ambitious growth in the long term, based on a new generation of products. Embraer is stronger than ever and ready to soar to ever greater heights.

In light of best corporate governance practices and with a view to greater engagement with our shareholders, this Manual compiles all the information and guidance required by applicable law, as well as other information that may be useful for the assessment of the matters that will be the subject of resolution at the Meeting, reinforcing Embraer's commitment of transparency, clarity and respect for legal and ethical principles to its shareholders, which allows the consolidation and maintenance of Embraer's image of leadership and innovation in the capital market.

In addition to this Manual, we provide the e-mail investor.relations@embraer.com.br for clarification of doubts related to the Meeting or to other matters. The Investor Relations Department is available to provide all the necessary support.

The main matters to be decided at the Meeting are described in the Call Notice released by the Company, as per item 4 below. Embraer's Management presented proposals regarding the matters to be voted, which are included in this Manual.

The Company will hold the Meeting exclusively by digital means, reinforcing the Company's commitment to facilitating the participation of its shareholders, in accordance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission No. 81/22 ("CVM Resolution No. 81"). Thus, shareholders will be able to participate and vote at the Meeting through the Digital Platform, and, alternatively, through a remote voting ballot made available by the Company, in accordance with the legislation in force.

We count on your attendance at the Meeting, in the best interest of Embraer. Remember, your vote is very important to us.



Good reading and good meeting to all,

Raul Calfat
Chairman of the Board of Directors

2
INFORMATION ABOUT THE MEETING AND THE COMPANY



2.1. Information about the Meeting

Introduction

The Company's management ("Management") hereby presents to the Company's shareholders the following information about the matters to be resolved, at the Management's proposal, at the Company's Annual General Shareholders' Meeting ("Meeting") to be held on April 29, 2026, at 10:00 a.m., exclusively by digital means, pursuant to Section 5, paragraph 2, item I and Section 28, Paragraphs 2 and 3 of CVM Resolution No. 81, through the Microsoft Teams digital platform ("Digital Platform"), via a link to be timely released to accredited shareholders, according to the rules described below.

Pursuant to Section 5, Paragraph 4 of CVM Resolution No. 81, the Company clarifies that the choice of the exclusively digital format for holding the Meeting considered several relevant factors, including the historical level of presence and engagement in recent years in which it was held exclusively in digital format, as well as to enable the participation of foreign shareholders. In addition, a balance was sought between the costs of holding the Meeting and the costs that shareholders would eventually have to attend. Finally, the decision is in line with prevailing practices in the market, reinforcing the Company's commitment to efficiency and good practices.

The Management prepared this Management Proposal in compliance with good corporate governance and transparency practices, giving materiality to the principles of transparency and clarity of the Company towards its shareholder base, seeking to provide information and clarification on the matters that will be resolved and on the rules for Shareholders' participation in the Meeting.

In compliance with Section 28, Paragraph 1, II, of CVM Resolution No. 81, the Company informs that it will record the Meeting, however, its recording or transmission, in whole or in part, by shareholders who access the Digital Platform to participate and, as the case may be, vote at the Meeting, is prohibited.

Any documents or proposals, explanations of vote, protests or dissent on the matters to be resolved must be presented on the day of the Meeting, in writing to the Meeting's presiding officers, which, for this purpose, will be represented by the Secretary of the Meeting.

Matters to be resolved

The following matters on the agenda shall be resolved:

(i) Review the management accounts and examine, discuss and approve the financial statements for the fiscal year ended December 31, 2025, accompanied by the Management Report, the Opinion of the Audit, Risk and Ethics Committee, the Opinion of the Fiscal Council and the Report of the Company's Independent Auditors;

(ii) resolve on the allocation of the net income for the fiscal year ended on December 31, 2025 and the distribution of dividends;

(iii) Define the number of members to compose the Fiscal Council for the next term;

(iv) Elect the members of the Fiscal Council for the next term;

(v) Elect 1 (one) effective member of the Board of Directors and respective alternate, nominated by the Brazilian Federal Government, as holder of the Golden Share, pursuant to art. 27, §1º, of the Company's Bylaws;

(vi) Determine the aggregate annual compensation of the Company's management for the period from May 2026 to April 2027; and

(vii) Determine the compensation of the members of the Fiscal Council for the next term.

Call Notice

The Call Notice, an integral part of this manual pursuant to item 4, shall be published on March 27, 28 and 31, 2026 in the newspapers "Valor Econômico" and "O Vale", as well as made available on the Company's Investor Relations (ri.embraer.com.br), B3 (http://www.b3.com.br) and the Brazilian Stock Exchange (http://www.cvm.gov.br).

Documents Availability

The documents referred to in Section 133 of Law No. 6,404/1976 ("Brazilian Corporation Law"), related to the fiscal year ended December 31, 2025, which are mandatory for the Meeting, are listed below:

I. Management Report on the business and the main administrative facts of the year ended;

II. Financial Statements;

III. Report of the Independent Auditors;

IV. Opinion of the Fiscal Council;

V. Report of the Audit, Risk and Ethics Committee.

These documents were also made available to the Company's shareholders, at its headquarters, on its Investor Relations website (ri.embraer.com.br), as well as on the websites of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (http://www.b3.com.br) and the Brazilian Securities and Exchange Commission ("CVM") (http://www.gov.br/cvm). Such documents have been or, as the case may be, will be published in due course in the newspapers "*Valor Econômico*" and "*O Vale*".

Constitutive Quorum

All matters on the agenda may be resolved, on first call, if shareholders representing at least one quarter of the Company's voting capital stock are present, pursuant to Section 125, head provision, of the Brazilian Corporation Law.

It should be noted that, if the constitutive quorum above is not reached on the first call, a new call shall take place, by means of a call notice to be published at least eight (8) days in advance, pursuant to Section 124, Paragraph 1, II, of the Brazilian Corporation Law. On second call, the Meeting shall be held with the presence of any number of shareholders.

Resolution Quorum

Pursuant to Section 129 of the Brazilian Corporation Law, resolutions shall be taken by an absolute majority of votes, and blank votes shall not be counted.

2.2. Company's Bylaws Provisions on the Exercise of Voting Rights

Rules on the Exercise of Voting Rights

Pursuant to Section 14 of the Company's Bylaws, each common share shall be entitled to one vote in the resolutions of the Meeting. Nevertheless, the Company's Bylaws establish certain limits on the exercise of voting rights, as described below:

(a) No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of five percent (5%) of the shares of the Company's capital stock; and

(b) The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of two thirds (2/3) of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to Foreign Shareholders and Foreign Shareholder Groups.

During the Meeting, the votes of Brazilian Shareholders and Foreign Shareholders for each item on the agenda shall be counted separately.

For this purpose, the Chair of the Meeting shall determine and communicate, upon the Meeting's opening, the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders according to the voting limits described above.

If the total number of votes of the Foreign Shareholders exceeds two thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of remote voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of forty percent (40%) the votes that may be cast in the Meeting.

The Company's management shall not count votes in noncompliance with the Bylaws provisions described above.

For purposes of applying the rules described above in relation to the exercise of voting rights by the Company's shareholders, the terms beginning in capital letters shall have the meanings assigned thereto by the Bylaws, as transcribed below for reference:

"Shareholder Groups" – Shareholder Groups are two or more shareholders: **(i)** that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; **(ii)** where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the

other shareholder or shareholders; **(iii)** that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or **(iv)** that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As for investment funds, only those with a common administrator whose investment and voting policy at Meeting, under the terms of the respective regulations, is the responsibility of the administrator, on a discretionary basis, are considered to be part of a Shareholder Group.

Holders of securities issued under the Company's Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items **(i)** to **(iv)** described above.

Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be considered as members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company's Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders' agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of votes described above, subject to the restriction of Section 17 of the Company's Bylaws.

"Foreign Shareholder Group" – A Shareholder Group shall be considered foreign whenever one or more of its members is a Foreign Shareholder.

"Brazilian Shareholders" – The following are Brazilian Shareholders: **(i)** individuals born or naturalized in Brazil, residing in Brazil or abroad; **(ii)** legal entities organized under Brazilian private law that have their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item "b" of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item **(i)** of this definition; and **(iii)** investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items **(i)** and **(ii)** of this definition.

"Foreign Shareholders" - Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders.

Pursuant to Section 20 of the Company's Bylaws the persons present at the Meeting shall prove their status as a Brazilian Shareholder or a Foreign Shareholder by means of an identity document sent to the Company within forty-eight (48) hours prior to the Meeting.

Golden Share

Pursuant to Section 6, Paragraph 2 of the Company's Bylaws, the Golden Share is a special class share held by the Brazilian Federal Government and has the right of veto on issues specific to Embraer's operations, as well as other political rights expressly set forth in the Bylaws.

The Brazilian Federal Government, as the holder of the Golden Share, has the right of veto over the matters listed in Section 9 of the Company's Bylaws. Additionally, the Brazilian Federal Government has the right to elect one (1) effective member of the Board of Directors and their respective alternate, pursuant to Section 27, Paragraph 1, of the Company's Bylaws.

3
SHAREHOLDER PARTICIPATION



The Meeting will be held exclusively by digital means reinforcing the Company's commitment to facilitating the participation of its shareholders and, for this purpose, the Company shall provide shareholders with a Digital Platform, consisting of an electronic system for remote participation (Microsoft Teams), allowing shareholders to participate, voice their opinion and vote in the Meeting without being physically present.

This remote participation system is in line with CVM Resolution No. 81 and allows, among other things: **(i)** discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; **(ii)** the complete recording of the Meeting by the Company; and **(iii)** communication between participants.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice their opinion and exercise all the rights to which they may be entitled under the applicable regulation.

Thus, shareholders may participate in the Meeting through the Digital Platform or through a remote voting ballot, pursuant to CVM Resolution No. 81.

The Company shall waive the requirement of formalities for certification of signature, authentication, notarization, consularization and sworn translation of documents (free translations shall suffice), as well as the submission of physical copies of such documents. However, the Company requests shareholders that the documents contain, as the case may be, digital authentication of the signature of the shareholder or its legal representative. In any case, shareholders are responsible for the veracity of the documents sent to the Company.

The following items describe the step-by-step process for participation in each of the available means.

3.1. Guidelines for participation in the Meeting by through the Digital Platform

Shareholders who wish to participate in the Meeting, directly or represented by proxy, through the Digital Platform, must express their interest to the Company, by email to investor.relations@embraer.com.br, at least two (2) days prior to the Meeting, that is, April 27, 2026.

The accreditation shall contain, mandatorily, **(i)** the e-mail identification of the shareholder and, if applicable, of its legal representative who will attend the Meeting, including their full names and their CPF or CNPJ, as the case may be, and telephone and e-mail address of the applicant; **(ii)** the e-mail address by which they wish to receive the instructions for participation in the Meeting; **(iii)** information if they belong to a Group of Shareholders, as defined in the Company's Bylaws; and **(iv)** copy of the documents required for participation in the Meeting, as indicated below.

For individuals:

(a) identity document with photo of the shareholder or, if applicable, identity document with photo of its proxy and the respective power of attorney, without the need for certification of signature.

For legal entities:

(a) Current consolidated Bylaws or articles of association, as the case may be;

(b) Corporate documents that prove the legal representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and

(c) identity document with photo of the legal representative or proxy, as applicable.

For investment funds:

(a) current consolidated governing document of the investment fund;

(b) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund;

(c) Corporate documents that prove the powers of representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and

(d) identity document with photo of the legal representative or proxy, as applicable.

Regarding the participation by proxy, the granting of powers of representation for participation in the Meeting shall have been carried out less than one (1) year ago, pursuant to Section 126, Paragraph 1, of the Brazilian Corporation Law.

It is worth noting that **(i)** individuals who are shareholders of the Company may only be represented by a proxy who is a shareholder, director of the Company, lawyer or financial institution, as provided for in Section 126, Paragraph 1, of the Brazilian Corporation Law; and **(ii)** legal entities that are shareholders of the Company may, pursuant to the CVM's decision rendered in CVM Proceeding RJ2014/3578, on November 4, 2014, be represented by a proxy duly appointed in accordance with its articles of association or bylaws and in accordance with the provisions of the Civil Code, without such person being required to be director of the Company, shareholder or lawyer. The following identity documents shall be accepted, as long as they have a photo: General Registry Identity Card (RG), National Registry of Foreigners (RNE), National Driver's License (CNH), passport or identity cards issued by professional councils and official professional identification cards issued by Government bodies.

The Company shall send instructions to access the Digital Platform only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to Section 6 Paragraph 3 of CVM Resolution No. 81, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

In the event a shareholder who has duly expressed its interest in participating in the Meeting does not receive from the Company the email with instructions for accessing and participating in the Meeting by 10:00 am on April 27, 2026, such shareholder must contact the Company´ s Investor Relations Department, by email to the address indicated above, no later than 6:00 p.m. on April 27, 2026.

The shareholder or its accredited legal representative: **(i)** may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, **(ii)** is not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and **(iii)** is not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting. The shareholder assumes full responsibility for the custody and confidentiality of the information and instructions transmitted to it by the Company.

The technical requirements for participating in Meeting are: **(i)** for participating by computer: *(i.a)* have a web browser compatible with Microsoft Teams installed; *(i.b)* broadband Internet connection; *(i.c)* built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and *(i.d)* minimum processor and other requirements recommended by the platform's vendor (microsoft.teams.com); and **(ii)** for participating by mobile device: *(ii.a)* have the Microsoft Teams app installed; *(ii.b)* have broadband Internet connection; and *(ii.c)* have a camera, microphone and speakers compatible with Microsoft Teams. The Company clarifies that it is not and will not be responsible for any operational or connection issues by the shareholder, as well as for any other issues external to the Company that may hinder or make it impossible for the shareholder to participate in the Meeting through the Digital Platform.

The Company recommends that, on the date of the Meeting, accredited shareholders access the Digital Platform at least 30 minutes before the time scheduled for the Meeting, that is, at 09:30 am on April 29, 2026, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder or its representative through the submission of its identity document with photo via webcam to the Company's hosts.

We emphasize that, when accessing the link to participate in the Meeting, those present shall keep their cameras turned on during the entire course of the Meeting, unless they are required by a Company representative, for any reason, to disconnect their video functionality. The attending shareholders shall also, for the sake of sound quality, keep their microphones turned off, activating them only when they need to speak.

It is noted that, for purposes of time optimization, the voting procedure adopted by the Company shall require oral statements from shareholders only in the event of dissenting votes or abstentions. Should there be any difficulties with a shareholder's audio communication, the expression of a dissenting vote or an abstention shall be accepted through the chat function of the Digital Platform. The aforementioned documents shall be delivered only through the e-mail investor. relations@embraer.com.br, in compliance with the terms herein described.

3.2. Guidelines for participation through Remote Voting Ballot

Pursuant to CVM Resolution No. 81, the Company shall also adopt a remote voting system through the submission of the respective remote voting ballots as follows:

(a) Directly to the Company, exclusively by e-mail, as indicated below,

(b) By voting instructions transmitted to the custody agents providing such service, in the case of shareholders holding shares deposited with a central depository;

(c) by voting instructions transmitted to the bookkeeper of the Company's issued shares, Banco BTG Pactual Serviços Financeiros S.A. DTVM (the "Bookkeeping Agent"), in the case of shareholders holding shares deposited with the bookkeeper; and

(d) By voting instructions transmitted to the central depository in which the Company's shares are deposited.

The Company clarifies that in the event of discrepancies between **(i)** the remote voting ballot received directly by the Company or received by the central depositary and the voting instruction contained in the analytical map of the Bookkeeping Agent for the same shareholder, the voting instruction from the Bookkeeping Agent shall prevail; and **(ii)** the remote voting ballot received directly by the Company and the voting instruction contained in the analytical map of the central depositary for the same shareholder, the voting instruction from the central depositary shall prevail.

If the shareholder has already sent the remote voting ballot, but wishes to vote at the Meeting through the Digital Platform, all voting instructions received through the ballot for that shareholder shall be disregarded, according to Section 28, Paragraph 2, II, of CVM Resolution No. 81.

During the voting period, the shareholder may change its voting instructions as many times as it deems necessary, and the last voting instruction submitted shall be the one reflected in the Company's voting map. Once the voting period has ended, the shareholder may no longer change the voting instructions already submitted.

Submission of the remote voting ballot by the shareholder directly to the Company

Shareholders who elect to exercise their right to vote remotely by means of a remote voting ballot submitted directly to the Company shall do so by sending the electronic copies of the following documents to the e-mail indicated below:

(i) a scanned copy of the original remote voting ballot, available on the website of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários - CVM*) (http://www.cvm.gov.br) and the Brazilian Stock Exchange (*B3 S.A. – Brasil, Bolsa, Balcão*) (http://www.b3.com.br) on the

world wide web, duly completed, initialed on all pages and signed at the end;

(ii) for the purpose of evidencing its status as a Brazilian Shareholder or Foreign Shareholder, (a) a scanned copy of the original valid identification document, or (b) a certificate issued by the financial institution acting as depositary of the book-entry shares or as custodian in accordance with Section 40 of the Brazilian Corporations Law (the Company shall waive the submission of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and

(iii) a scanned copy of the original of the following documents described in item 3.1. above:

The remote voting ballots and the documents referred to above shall be received no later than four (4) days before the date of the Meeting (i.e, April 25, 2026). Remote voting ballots received after such date shall be disregarded.

Under the terms of the current regulations, the Company shall inform the shareholder, within three (3) days, **(i)** whether the remote voting ballot has been received, as well as whether the documents received are sufficient for the vote to be valid; or **(ii)** the need to rectify or resend the remote voting ballot or any accompanying documents, describing the procedures and deadlines required for the remote voting ballot to be valid.

The Company requests that the above documents be sent exclusively to the Investor Relations Department, and that any questions regarding the procedure and deadlines in item 3 also be sent to the electronic address: investor.relations@embraer.com.br.

Submission of the remote voting ballot by the shareholder to the service providers

As provided for in Section 27 of CVM Resolution No. 81, in addition to sending the remote voting ballots directly to the Company, shareholders may send instructions for filling out the remote voting ballots to service providers able to provide collection and transmission services for filling out the remote voting ballots described above, provided that such instructions are sent to the Company by April 25, 2026, even if another specific date, indicated by the respective service providers.

Accordingly, voting instructions may be sent through the custody agent, if such agent provides this type of service, or through the central depository, by shareholders holding shares issued by the Company that are deposited in a central depositary or, if the shares are held in book-entry form, through the Bookkeeping Agent.

The custody agent, the central depository and the Bookkeeping Agent, shall verify the voting instructions provided by the shareholders, however, they are not responsible for verifying the shareholder's eligibility to exercise the right to vote, which shall be determined by the Company, at the time of the Meeting, after receiving the information from the custody and bookkeeping service providers.

Shareholders shall contact their respective custody agents, the central depository and the Bookkeeping Agent, should they require additional information, to verify the procedures established by such entities for issuing voting instructions by means of the voting ballot, as well as the documents and information required for this purpose. Said service providers shall communicate to the shareholders the receipt of the voting instructions or the need for rectification or resubmission thereof, and shall provide for the applicable procedures and deadlines.

4
CALL NOTICE



EMBRAER S.A.
PUBLICLY HELD COMPANY
CNPJ No. 07.689.002/0001-89
NIRE 35.300.325.761

Call Notice

We hereby invite the shareholders of EMBRAER S.A. ("Company") to attend an Annual General Shareholders' Meeting ("Meeting") to be held on April 29, 2026, at 10:00 a.m., exclusively by digital means, through the Microsoft Teams digital platform, via a link to be provided in due course to accredited shareholders, in accordance with the rules described below ("Digital Platform"), to be considered as held at the Company's headquarters for the purposes of CVM Resolution No. 81, dated March 29, 2022, as amended ("CVM Resolution No.81"), to review and vote on the following agenda:

1. **Review the management accounts and examine, discuss and approve the financial statements for the fiscal year ended December 31, 2025, accompanied by the Management Report, the Opinion of the Audit, Risk and Ethics Committee, the Opinion of the Fiscal Council and the Report of the Company's Independent Auditors;**
2. **Review and vote on the allocation of the net income for the fiscal year ended December 31, 2025 and the distribution of dividends;**
3. **Define the number of members to compose the Fiscal Council for the next term;**
4. **Elect the members of the Fiscal Council for the next term;**
5. **Elect 1 (one) effective member of the Board of Directors and respective alternate, nominated by the Brazilian Federal Government, as holder of Golden Share, pursuant to Section 27, §1°, of the Company's Bylaws;**
6. **Determine the aggregate annual compensation of the Company's management for the period from May 2026 to April 2027; and**
7. **Determine the compensation of the members of the Fiscal Council for the next term.**

The Company emphasizes that item 5 on the agenda will be deliberated exclusively by the Brazilian Federal Government, as the holder of the Golden Share, pursuant to Section 27, §1, of the Company's Bylaws. Therefore, the Company's other shareholders will not have voting rights in this deliberation.

Pursuant to paragraph 6 of Section 124 of Brazilian Corporation Law, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Sections 10,11 and 13 of CVM Resolution No. 81, are available to shareholders at the Company's headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (*Comissão de Valores Mobiliários – CVM*) (http://www.cvm.gov.br) and *B3 S.A. – Brasil, Bolsa, Balcão* (http://www.b3.com.br).

General Instructions:

Pursuant to Section 5, Paragraph 4 of CVM Resolution No. 81, the Company clarifies that the choice of the exclusively digital format for the holding of the Meeting took into account several relevant factors, including the historical level of presence and engagement in recent years in which it was held in the exclusively digital format, as well as to enable the participation of foreign shareholders. In addition, a balance was sought between the costs of holding the Meeting and the costs that shareholders would eventually have to attend. Finally, the decision is in line with prevailing practices in the market, reinforcing the Company's commitment to efficiency and good practices.

In this regard, shareholders wishing to participate in the Meeting, either directly or by proxy, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least two (2) days prior to the Meeting (i.e., April 27, 2026). The accreditation shall contain, mandatorily, **(i)** the identification of the shareholder and, if applicable, of its legal representative who will attend the Meeting, including their full names and their CPF or CNPJ, as the case may be, and telephone and e-mail address of the applicant; **(ii)** the e-mail address by which the shareholder wishes to receive the instructions for participation

in the Meeting; **(iii)** information if it belongs to a Shareholder Group, as defined in the Company's Bylaws and **(iv)** copy of the documents required for participation in the Meeting, as indicated in the Management Proposal.

For individuals:

(a) identity document with photo of the shareholder or, if applicable, identity document with photo of its proxy and the respective power of attorney, without the need for certification of signature.

For legal entities:

(a) Current consolidated bylaws or articles of association, as the case may be;

(b) Corporate documents that prove the legal representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature;

(c) identity document with photo of the legal representative or proxy, as applicable.

For investment funds:

(a) current consolidated governing document of the investment fund;

(b) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund;

(c) Corporate documents that prove the powers of representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and

(d) identity document with photo of the legal representative or proxy, as applicable.

The documents mentioned in item "b" above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

Shareholders or their accredited legal representatives: **(i)** may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, **(ii)** are not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and **(iii)** are not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting. The shareholder assumes full responsibility for the possession and confidentiality of the information and guidelines transmitted to it by the Company.

The technical requirements for participating in Meeting are: **(i)** for participating by computer: *(i.a)* have a web browser compatible with Microsoft Teams installed; *(i.b)* broadband Internet connection; *(i.c)* built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and *(i.d)* minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and **(ii)** for participating by mobile device: *(ii.a)* have the Microsoft Teams app installed; *(ii.b)* have a broadband Internet connection; and *(ii.c)* have a camera, microphone and speakers compatible with Microsoft Teams. The Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholder, nor for any other issues external to the Company that may hinder or make it impossible for the shareholder to participate in the Meeting through the Digital Platform.

Additional Information regarding participation in the Meeting:

Digital Platform: shareholders who choose to participate in the Meeting through the Digital Platform shall do so using the Microsoft Teams electronic platform, and the guidelines and data for connection in the electronic environment shall be sent to the Shareholders (or, if applicable, their legal representatives or proxies) who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by April 27, 2026, which shall also include the documents required for such Shareholder's participation in the Meeting as detailed in the Management Proposal.

The Digital Platform shall enable shareholders accredited within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in CVM Resolution No. 81.

Detailed rules and guidelines, as well as the procedures and additional information for Shareholder's participation in the Meeting by means of the electronic participation system are contained in the item of the Management Proposal available on the Internet at the website of the Company (ri.embraer.com.br), the Brazilian Securities Commission's (*Comissão de Valores Mobiliários – CVM*) (www.cvm.gov.br) and the Brazilian Stock Exchange's (*B3 S.A. – Brasil, Bolsa, Balcão*) (http://www.b3.com.br).

Remote Voting Ballot: To participate in the Meeting through remote voting ballot (boletim de voto à distância), Shareholders shall send them through the shareholders' custody agents, the bookkeeper of the shares issued by the Company or the central depository where the shares are deposited or, alternatively, directly to the Company, in accordance with the guidelines contained in the Manual for the Meeting published on the same date and available on the websites indicated above.

Any documents or proposals, explanations of vote, protests or dissent on the matters to be resolved must be presented on the day of the Meeting, in writing to the Meeting's presiding officers, which, for this purpose, will be represented by the Secretary of the Meeting.

São José dos Campos, March 27, 2026.

Raul Calfat

Chairman of the Board of Directors

5
MANAGEMENT PROPOSAL


E2

The Company's management presents to the Meeting its proposals below on the matters included on the agenda:

(i) Review the management accounts and examine, discuss and approve the financial statements for the fiscal year ended December 31, 2025, accompanied by the Management Report, the Opinion of the Audit, Risk and Ethics Committee, the Opinion of the Fiscal Council and the Report of the Company's Independent Auditors;

Management proposes the approval of the directors' accounts and the financial statements for the fiscal year ended December 31, 2025, prepared in accordance with the regulations of the Brazilian Securities and Exchange Commission, accompanied by the Management Report, the Audit Committee's Opinion, Risks and Ethics, the Opinion of the Fiscal Council, and the Report of the Company's Independent Auditors, KPMG Auditores Independentes Ltda.

The financial statements for the fiscal year ended December 31, 2025, were published in the newspapers *Valor Econômico* and *O Vale* on March 18, 2026, and were also made available on the Company's Investor Relations (ri.embraer.com.br), B3's (http://www.b3.com.br), and the Brazilian Securities and Exchange Commission's (http://www.cvm.gov.br) websites.

Embraer's Board of Directors recommends that its shareholders carefully examine the documents made available by the Management, in order to review the Company's financial statements and, if they agree, approve these accounts and financial statements.

Pursuant to Section 10, item III, of CVM Resolution No. 81/22, the information set forth in **Annex I** hereto reflects the Management's comments about the Company's financial status.

(ii) Review and resolve on the allocation of net income for the fiscal year ended December 31, 2025 and the distribution of dividends;

The allocation of net income consists of determining the portions of net income that will be allocated to the legal and statutory profit reserves, or that will be distributed as dividends.

As indicated in the financial statements for the fiscal year ended December 31, 2025, the Company recorded net income of R$ 1,952,951,226.17 (one billion, nine hundred fifty-two million, nine hundred fifty-one thousand, two hundred twenty-six reais and seventeen cents). The Board of Directors resolved to submit the following proposal for the allocation of net income to the shareholders' meeting:

The Board of Directors voted to submit to the AGM the following proposal for the net income for the fiscal year ended December 31, 2025:

1. **Legal Reserve:** R$ 97,647,561.31 (ninety-seven million, six hundred forty-seven thousand, five hundred sixty-one reais and thirty-one cents), corresponding to 5% of the net income for 2025, to be allocated to the legal reserve, pursuant to Section 193 of the Brazilian Corporation Law and Section 51, Item I, Subitem a of the Company's Bylaws;
2. **Distribution:** after allocating the amounts to the Legal Reserve, as provided in item "a" above, the amount of R$ 524,886,268.51 (five hundred twenty-four million, eight hundred eighty-six thousand, two hundred sixty-eight reais and fifty-one cents) be distributed to shareholders in the form of dividends and interest on equity, (considering the gross value), equivalent to R$ 463,825,916.22 (four hundred and sixty-three million, eight hundred and twenty-five thousand, nine hundred and sixteen reais and twenty-two cents) when considering the net value of interest on equity including, in this amount, the amounts already distributed during the 2025 fiscal year as interest on equity; and
3. **Reserve for Investment and Working Capital:** the remaining amount, equivalent to R$ 1,330,417,396.35 (one billion, three hundred thirty million, four hundred seventeen thousand, three hundred ninety-six reais and thirty-five cents), shall be allocated in full to the Reserve for Investment and Working Capital, pursuant to Section 194 of the Brazilian Corporation Law and Section 52 of the Company's Bylaws.

Management notes that the amount of R$ 463,825,916.22 (four hundred and sixty-three million, eight hundred and twenty-five thousand, nine hundred and sixteen reais and twenty-two cents) now distributed to shareholders as

earnings is equivalent to 25% of the adjusted net income pursuant to Sections 195-A and 202 of the Brazilian Corporation Law and Section 51 of the Bylaws, and therefore constitutes a mandatory dividend. It is further proposed that the aforementioned amount be distributed as follows:

1. Interest on Equity:

- The gross amount of R$ 142,767,683.00 (one hundred forty-two million, seven hundred sixty-seven thousand, six hundred eighty-three reais) equivalent to the net amount of R$ 122,830,253.65 (one hundred and twenty-two million, eight hundred and thirty thousand, two hundred and fifty-three reais and sixty-five cents), declared as interest on equity at a meeting of the Board of Directors held on April 29, 2025, and paid in full by May 20, 2026.
- The gross amount of R$ 66, 897,483.25 (sixty-six million, eight hundred ninety-seven thousand, four hundred eighty-three reais and twenty-five cents), equivalent to the net amount of R$ 57,555,286.07 (fifty-seven million, five hundred and fifty-five thousand, two hundred and eighty-six reais and seven cents), declared as interest on equity at a meeting of the Board of Directors held on August 7, 2025, and paid in full by May 20, 2026.
- The gross amount of R$ 147,898,208.75 (one hundred forty-seven million, eight hundred ninety-eight thousand, two hundred eight reais and seventy-five cents) , equivalent to the net amount of R$ 127,244,307.72 (one hundred and twenty-seven million, two hundred and forty-four thousand, three hundred and seven reais and seventy-two cents), was declared as interest on equity at a meeting of the Board of Directors held on November 6, 2025, and was paid in full by May 20, 2026.
- The gross amount of R$ 79,676,796.00 (seventy-nine million, six hundred seventy-six thousand, seven hundred ninety-six reais), equivalent to the net amount of R$ 68,549,971.28 (sixty-eight million, five hundred and forty-nine thousand, nine hundred and seventy-one reais and twenty-eight cents), declared as interest on equity at a meeting of the Board of Directors held on December 8, 2025, and paid in full by January 14, 2026.

Thus, totaling a net amount of R$ 376,179,818.71 (three hundred seventy-six million, one hundred seventy-nine thousand, eight hundred eighteen reais and seventy-one cents) (after deduction of applicable taxes) distributed as interest on equity for the fiscal year ended December 31, 2025, and which, pursuant to Section 9 of Law No. 9,249/1995 and Section 75, Paragraph 3 of RFB IN No. 1,700/2017, will be allocated to the mandatory dividend. The Company also informs that the total gross amount is equivalent to R$ 437,240,171.00 (four hundred and thirty-seven million, two hundred and forty thousand, one hundred and seventy-one reais).

2. Dividends

- R$ 80,000,000.00 (eighty million) declared as interim dividends at a meeting of the Board of Directors held on December 8, 2025, paid in full on December 22, 2025; and
- R$ 7,646,097.51 (seven million, six hundred forty-six thousand, ninety-seven reais and fifty-one cents) to be declared by the Meeting, should this proposal for the allocation of net income be approved.

Specifically in relation to the dividends indicated above, in the amount of R$ 7,646,097.51 (seven million, six hundred forty-six thousand, ninety-seven reais and fifty-one cents), all shares outstanding on the reference date of May 11, 2026 shall be entitled to receive payment, with the Company's shares trading ex-dividend on the B3 as of May 12, 2026, including. The dividends hereby proposed shall be paid on May 20, 2026. The Company shall publish a notice to shareholders with further details regarding the payment, subject to approval by the Meeting.

Regarding to holders of American Depositary Receipts – ADR referenced in shares issued by the Company, and traded on the New York Stock Exchange – NYSE, the payment of dividends and interest on equity indicated above shall be made in accordance with applicable procedures by the depositary bank JPMorgan Chase N.A.

Due to the new provisions of Law No. 15,270/25, if the dividends proposed herein are approved, the amounts distributed to shareholders may be subject to taxation, including withholding income tax.

In light of the above, and in accordance with the provisions of Item II of the sole paragraph of Section 10 of CVM Resolution No. 81/22, we present in **Annex II** hereto the information indicated in Annex A of said resolution.

(iii) Define the number of members to compose the Fiscal Council for the next term;

Pursuant to Section 43 of the Company's Bylaws, Embraer's Fiscal Council is a permanent body, and shall be composed of three (3) to five (5) effective members and an equal number of alternates.

Accordingly, Management proposes setting the number of members of the Fiscal Council at three (3) effective members and three (3) alternates for the next term, which will begin on the date of the Meeting and extend until the date of the Company's next Annual General Shareholders' Meeting.

(iv) Elect the members of the Fiscal Council;

Pursuant to Section 43, Paragraph 1, and Section 31, Paragraph 1, of the Company's Bylaws, the election of members of the Fiscal Council shall be conducted through a slate system, and individual voting for candidates is prohibited. Accordingly, Management proposes the election of the following slate for the next term, which will begin on the date of the Meeting and extend until the date of the Company's Annual General Shareholders' Meeting.

Effective Member	Alternate
Carla Alessandra Trematore	Patrícia Leisnock
Raphael Manhães Martins	Magali Rogéria de Moura Leite
Alexandre Navarro Garcia	Leonardo José da Silva Neves Gonzaga

Furthermore, pursuant to Section 43, Paragraph 2, of the Company's Bylaws, Management proposes that Ms. Carla Alessandra Trematore be nominated as Chair of the Fiscal Council and Mr. Raphael Manhães Martins be nominated as Vice Chair of the Fiscal Council.

The information included in items 7.3 to 7.6 of the Brazilian Annual Report related to the slate of candidates proposed by the Fiscal Council is set forth in **Annex III** hereto, in compliance with Section 11 of CVM Resolution No. 81/22.

(v) Elect 1 (one) effective member of the Board of Directors and respective alternate by nomination of the Brazilian Federal Government, as holder of the Golden Share, pursuant to art. 27, §1º, of the Company's Bylaws;

Pursuant to Section. 27, §1º, of the Company's Bylaws, the Brazilian Federal Government, as holder of the Golden Share, has the right to elect 1 (one) effective member of the Board of Directors and respective alternate.

On September 1, 2025, the effective member of the board of directors nominated by the Brazilian Federal Government at the Company's ordinary general meeting held on April 29, 2025, Mr. Pedro Luís Farcic, submitted his letter of resignation from the position. As a result, as of September 1, 2025, alternate member Maurício Augusto Silveira de Medeiros took office as an effective member. The position of alternate member has been vacant since then.

According to Section 29, V, of the Company's Bylaws, the term of office of Mr. Maurício Augusto Silveira de Medeiros, as an alternate member, shall extend until the first ordinary general meeting held after his investiture, that is, until the present Meeting, which, in turn, shall elect new members. Therefore, the Brazilian Federal Government shall elect, at this Meeting, 1 (one) effective member and respective alternate.

The Administration informs that it has received the nomination of the following individuals from the Brazilian Federal Government: (i) Maurício Augusto Silveira de Medeiros, as an effective member; and (ii) Walcyr Josué de Castilho Araujo, as an alternate member.

The Administration emphasizes that the other shareholders of the Company shall not have the right to vote in this resolution, as it is an exclusive nomination of the Brazilian Federal Government, as the holder of the Golden Share, pursuant to Section

27, §1º, of the Company's Bylaws.

The information included in items 7.3 to 7.6 of the Brazilian Annual Report related to the slate of candidates proposed by the Fiscal Council is set forth in **Annex III** hereto, in compliance with Section 11 of CVM Resolution No. 81/22.

(vi) Determine the aggregate annual compensation of the Company's Management for the period from May 2026 to April 2027;

The Board of Directors proposes that the cap on the aggregate annual compensation for the Company's management for the period from May 2026 to April 2027 be set at R$ 120,000,000.00 (one hundred and twenty million reais), encompassing all components of compensation (fixed, short-term variable, long-term variable, and benefits) as detailed in Annex IV. It should be noted that amounts related to social charges for which the Company is responsible are not included in the aforementioned amount, as determined in Circular Letter/Annual-2026-CVM/SEP.

To calculate the proposed aggregate amount cap, Management used as a premise the achievement of targets at their maximum percentage by all Executives and by the Company, that is, assuming a scenario of maximum payment and continued appreciation of the shares.

For clarification purposes, the increase in the annual aggregate limit compared to the amount approved at the Company's Annual General Shareholders' Meeting held in 2025 is primarily due to the appreciation of the Company's shares over the past year. Thus, considering that part of the Company's management's variable compensation consists of stock-based compensation plans, such appreciation will have a significant impact on the actual amount of compensation to be paid to management.

It should be noted that the limit now proposed is also subject to variations and adjustments as grants are actually made by the Board of Directors, the financial impact of which on the amount to be actually paid will also depend, in turn, on the market price of the Company's shares, which, as mentioned earlier, is always subject to fluctuations during the period. Therefore, for all intents and purposes, it is clarified that the limit proposed herein is estimated based on the highest market value that the Company estimates its shares may reach during the period.

Finally, it should be noted that the amount subject to this approval refers to the period from May 2026 to April 2027, while item 8.2 of the Reference Form covers the period from January to December 2026.

Pursuant to Section 13, item II, of CVM Resolution No. 81/22, the Company provides the information indicated in item 8 of the Brazilian Annual Report in **Annex IV** hereto.

(vi) Determine the compensation of the members of the Fiscal Council.

Pursuant to Section 43, Paragraph 4, of the Company's Bylaws, the compensation of the members of the Fiscal Council shall be determined by the General Meeting that elects them, in compliance with legal requirements and limits and taking into account their experience, qualifications, and reputation.

In accordance with the provisions of Section 162, Paragraph 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the average compensation paid to each Executive Officer, excluding benefits, representation allowances, and profit sharing.

Pursuant to Section 162, Paragraph 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the compensation that, on average, is attributed to each Executive Officer, excluding benefits, representation funds and profit sharing.

Accordingly, the Company's Board of Directors proposes, as monthly compensation for the next term, that (i) the amount of R$ 24,222.78 (twenty-four thousand, two hundred twenty-two reais and seventy-eight cents) be paid to the Chairman of the Fiscal Council, and (ii) the amount of R$ 19,807.31 (nineteen thousand, eight hundred and seven reais and thirty-one cents) for each of the other effective members of the Fiscal Council.

ANNEX I

MANAGEMENT CONSIDERATIONS (PURSUANT TO ITEM 2 OF THE REFERENCE FORM OF CVM RESOLUTION 80/22)



2.0 - Management Considerations

2.1- General financial position

The assessment and opinions included herein reflect the views and perceptions of our executive officers about our activities, business and performance. The amounts included in this item 2.1 derive from our audited consolidated financial statements for the fiscal year ended December 31, 2025.

The information described in this section may be read and analyzed jointly with Embraer's consolidated financial statements, which are available on the Company's website (https://ri.embraer.com.br) and on the website of the Brazilian Securities and Exchange (https://www.gov.br/cvm/pt-br).

The following discussion contains forward-looking statements that reflect the Company's current expectations and that involve risks and uncertainties. Future results and the timing of events may materially differ from those included in these statements due to a number of factors, including, but not limited to, other matters set forth in this Brazilian Annual Report (Formulário de Referência).

The financial information included in items 2.1 to 2.11 may be read in conjunction with our audited consolidated financial statements for the fiscal year ended December 31, 2025, and notes thereto. The Company's consolidated financial statements have been prepared and are presented in accordance with the accounting practices adopted in Brazil, issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities Commission ("CVM"), and also in accordance with the International financial reporting standards ("IFRS") issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Functional Currency:

After analyzing Embraer's transactions and business, the Board of Executive Officers has concluded that the US dollar ("USD" or "dollar") is its functional currency. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (i) the currency that most influences the sales prices of goods and services; (ii) the currency of the country whose competitive forces and regulations most significantly determine the sales prices of our goods and services; (iii) the currency that most influences the costs of supplying goods and services; and (iv) the currency in which funds for financial transactions are largely obtained.

Comments on Business Segment Performance:

In the Commercial Aviation segment, the landscape continues to be shaped by economic shifts, geopolitical uncertainties, and evolving environmental priorities. Many of the changes that began during the pandemic have proven permanent, redefining industry dynamics. To succeed in this environment, air transport will need to offer greater connectivity and superior service quality; a context in which smaller aircraft are playing an increasingly relevant role.

The year 2025 marked a period of strong results and the strengthening of Embraer Commercial Aviation's global presence. The Company maintained a solid pace, delivering 78 aircraft and recording a backlog of 221 new units in the Commercial segment, reflecting market confidence in its products. New contracts were executed with operators across multiple continents, broadening strategic partnerships and ensuring stability and sustainable growth. These results reinforce Embraer's continued commitment to quality, reliability, and operational excellence; the pillars that underpin its trajectory.

In the Executive Aviation market, deliveries grew by approximately 12.5%, driven by the expansion of production capacity and the gradual rebalancing of supply and demand. Global deliveries exceeded 850 units, finally surpassing pre-pandemic levels after years of supply chain constraints. Demand remained robust, even with long lead times, and flight activity reached record levels, especially in the fractional ownership segment. This trend was driven by strong interest in more flexible and

personalized travel alternatives. This segment, which continued to generate new purchase orders, also showed signs of expansion beyond its traditional North American base.

In this context, Embraer maintained significant growth in the Executive Aviation market, achieving its highest number of deliveries in a single year. A total of 155 jets were delivered, including 86 light jets and 69 medium jets, which represents an annual growth of 19%. This performance corresponds to a market share of approximately 18% and 33%, respectively, in the segments where the Company operates, according to data from the General Aviation Manufacturers Association (GAMA). Also in 2025, Embraer recorded an orders-to-deliveries ratio of 1.1:1, reinforcing the strength of demand and sustaining a consistent and sustainable growth pace.

In the Defense & Security segment, the global market continued to expand, driven by structural factors such as rising geopolitical tensions, growing pressure to modernize capabilities, and increased demand for solutions addressing emerging threats, including unmanned systems. This is a highly competitive environment that increasingly demands interoperability, operational efficiency, and cost reduction.

In this scenario, Embraer Defense & Security maintained a rapid pace of growth, with a robust backlog that has evolved consistently and supports revenues equivalent to four to five years of deliveries. In 2025, five KC-390 Millennium aircraft were sold to two countries: Sweden, which acquired four units, and Portugal, which added one aircraft to the contract originally signed in 2019, bringing its firm order to six units. The joint procurement program between the Netherlands, Austria, and Sweden included an option for nine additional aircraft, while the contract with Portugal included an option for up to ten additional aircraft for partner nations. Also in 2025, ten A-29 Super Tucano aircraft were sold to three customers: Uruguay, Panama, and Sierra Nevada Corporation. The A-29 Super Tucano remains the undisputed leader in its category on the global market, with more than 300 aircraft ordered by 22 air forces.

In 2025, the global Services & Support market showed steady growth, driven by the expansion of commercial and executive fleets in operation, the resumption of government and military missions in various countries, and the growing demand for integrated solutions throughout the aircraft lifecycle. The segment remained highly competitive, with a focus on new long-term contracts, pay-by-the-hour programs, advanced digital services, and expansions in maintenance capacity; factors that have established themselves as Embraer's strategic differentiators.

The Services & Support area delivered strong performance, with significant growth in the firm order backlog, which reached US$4.9 billion, representing a 7% increase compared to the previous year. This performance reinforces the unit's role as one of the main drivers of recurring revenue and financial sustainability for Embraer. The performance achieved reflects a combination of operational excellence, focus on the customer experience, and continuous innovation; central pillars of the Company's growth strategy.

For more information on the Company's Operating Segments, see item 1.3 of the Brazilian Annual Report (*Formulário de Referência*).

(a) General financial position financial Indicators

The Executive Officers understand that the Company has sufficient financial and equity conditions to cover its working capital needs, as well as to guarantee the obligations of short-term liabilities, related to the need for funds to meet the financing of its activities in the next twelve months. Such needs are supported by the capacity to generate operating cash and through debt capital.

Below are Embraer's main financial indicators from the last two fiscal years:

Consolidated highlights	As of December 31,	
Amounts in R$ million	2025	2024
Cash [1]	16,037.8	15,796.9
Trade accounts receivable	1,601.9	1,998.7
Customer financing	44.2	200.5
Inventories	17,976.7	16,161.1
Fixed assets [2]	27,449.9	28,438.7
Trade accounts payable	6,145.2	5,983.5
Trade accounts payable – Financing agreements	346.2	268.0
Indebtedness – Current [3]	579.7	704.4
Indebtedness – Non-current [3]	13,692.8	14,721.0
Shareholders' Equity	20,974.8	20,710.9

(1) Includes cash and cash equivalents and short-term and long-term financial instruments.
(2) Includes Fixed Assets, Right of Use in Lease, Intangible Assets and Investments.
(3) Refers to the "Loans and financing" line of the Company's Balance Sheet.

The table below shows indexes that indicate the level of indebtedness, as well as the efficiency in resource management and profitability in relation to assets and shareholders' equity, providing a comprehensive view of the Company's financial performance in the fiscal years ended December 31, 2025 and 2024.

Consolidated highlights	As of December 31,	
Amounts in R$ million, except %	2025	2024
Debt / Shareholders' Equity [1]	0.7	0.7
ROA [1] [3]	2.7%	2.6%
ROE [2] [3]	9.3%	9.2%

(1) ROA – means Return on Assets, calculated from Net Profit / Total Assets.
2) ROE – means the company's Return on Equity, calculated from Net Profit / Shareholders' Equity.
(3) ROA and ROE are calculated based on the Profit (Loss) assigned to Embraer shareholders.

(b) Capital structure

In the fiscal year ended December 31, 2025, the net cash position was R$1,765.3 million. On December 31, 2024, the net cash position was R$371.5 million. We present below the ratio of our debt capital to shareholders' equity (equity capital) for the last two fiscal years.

Consolidated	As of December 31,	
(In R$ million, except percentages)	2025	2024
Shareholders' equity (equity capital)	20,974.8	20,710.9
Loans and financing (debt capital) (1)	14,272.5	15,425.4
Debt capital + equity capital	35,247.3	36,136.3
Debt capital / equity capital	0.7	0.7

(1) Corresponds to the sum of Current and Non-Current Liabilities at the end of each fiscal year

(c) Payment capacity in relation to assumed financial commitments

The Company is always looking for new opportunities and maintains control over its level of indebtedness and capital management.

Embraer maintains its payment capacity in relation to all its financial commitments, presenting a strong cash position. On December 31, 2025, total consolidated cash and cash equivalents and financial investments reached R$16,037.8 million, compared to R$15,796.9 million in 2024.

In the net concept (cash and cash equivalents plus short-term and long-term financial investments minus financial indebtedness) in this same period, the Company presented a positive position (net cash) of R$1,765.3 million, compared to 2024, when the position was R$371,5 million. Operating generation measured by EBITDA showed, in 2025, a positive result of R$4,637.3 million, resulting in a gross financial indebtedness/EBITDA ratio of 3.1. In 2024, the EBITDA result was R$4,935.8 and the financial indebtedness /EBITDA was 3.1. Adjusted EBITDA in 2025 showed a result of R$4,911.1 million, with a gross financial indebtedness/adjusted EBITDA ratio of 2.9, while in 2024, the adjusted EBITDA result corresponded to R$5,153.7 and the financial indebtedness/adjusted EBITDA was 3.0.

The following table shows the relevant indices that provide a comprehensive view of the Company's financial and operational performance. These indices are essential to understanding the organization's financial health and include essential metrics that reflect efficiency, profitability and capital structure, allowing a detailed analysis of the operations and strategies adopted.

Consolidated	As of December 31,	
Amounts in R$ million, except %	2025	2024
Net cash [1]	1,765.3	371.5
Net Cash (Indebtedness) without Eve	601.0	(684.6)
EBITDA	4,637.3	4,935.8
Adjusted EBITDA [2]	4,911.1	5,153.7
Gross financial indebtedness	14,272.5	15,425.4
Shareholders' Equity	20,974.8	20,710.9
Financial income (expenses)	(1,662.7)	(631.3)
Gross financial indebtedness / adjusted EBITDA	2.9	3.0
Adjusted EBITDA / financial income (expenses)	(3.0)	(8.2)
Gross financial indebtedness / Shareholders' equity	0.7	0.7

(1) Net cash = Cash and cash equivalents + Short-term and long-term financial investments - Short-term and long-term financing.
(2) Adjusted EBITDA: corresponds to the operating profit/loss, excluding non-recurring items.

The table below shows the Company's financial conditions as of December 31, 2025 and 2024:

Consolidated	As of December 31,	
Amounts in R$ million	2025	2024
Current assets	39,343.0	40,326.9
Non-current assets	4,299.2	4,454.1
Investments	166.6	270.6
Property, plant and equipment	11,725.3	12,021.1
Intangible assets	14,973.9	15,498.6
Right of use	584.1	648.4
Total assets	**71,092.1**	**73,219.7**
Current liabilities	26,200.7	27,347.0
Non-current liabilities	23,916.6	25,161.8
Shareholders' Equity	18,953.7	19,045.2
Non-controlling interest	2,021.1	1,665.7
Total liabilities	**71,092.1**	**73,219.7**

Considering the Company's level of debt, its most liquid assets compared to its obligations, the Executive Officers believe that there is sufficient liquidity to fulfill the contractual obligations assumed by the Company. If deemed necessary, the Company has the capacity to contract new loans to finance investments and its operations, the Company has the availability to immediately access the Revolving Credit Line with a limit of up to US$1 billion (R$ 5.5 billion), and to date it has not been disbursed.

(d) Sources of funds for working capital and investments in non-current assets used by the Company

The investments consist primarily of funds associated with the improvement of aircraft for the Commercial Aviation and Executive Aviation markets, and investments in increasing industrial capacity in Brazil and abroad and investments to maintain the production structure. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (*BNDES – Banco Nacional de Desenvolvimento Econômico e Social*), or are characterized as contributions from risk partners and advances from customers. For further details, see item 2.1 (f) on the Company's debt levels and the main characteristics of these debts.

(e) Sources of funds for working capital and investments in non-current assets that the Company intends to use to cover liquidity deficiencies

The Company has a Financial Management Policy, approved by the Board of Directors, the purpose of which is to establish the guidelines applicable to all business areas, focusing on the management of corporate finance, including the management of cash flow and capital structure, in order to set out the risks associated with financial transactions and any liquidity deficiencies.

The Company has sufficient liquidity to meet current capital needs to maintain investments and working capital, including (i) improvement of the Phenom 100EX and 300E and Praetor 500E and 600E executive jet families, (ii) development, certification and improvement of the E-2 jet family and (iii) other planned capital expenditures.

In case of liquidity deficiency, the Company may access the revolving credit facility in the amount of US$1 billion as described in item (i) and also believes that it may resort to additional financing structures, such as: issuing corporate bonds, issuing debentures, import and export financing, credit lines provided by development agencies in Brazil and by national and international banks, subject to market conditions, such as cost and credit, in force at the time of contracting.

(f) Levels of indebtedness and characteristics of these debts

At the end of 2025, the Company's total consolidated gross financial indebtedness, which takes into account short- and long-term debt, totaled R$14,272.5 million (compared to R$15,425.4 million in 2024), of which 95.9% was long-term debt (95.4% in 2024). Dollar-denominated debt represented 91.7% of total debt and its weighted average cost decreased from 6.2% p.a. in 2024 to 5.6% p.a. in 2025. Debts denominated in Reais represented 3.0% of total debt and its weighted average cost reduced from 5.3% in 2024 to 5.2% in 2025. Debts denominated in Euro represented 5.3% of total debt and its weighted average cost was 3.9% p.a. in 2025. The weighted average cost of total debt in 2025 was 5.5%.

Consolidated indebtedness maturity profile (long-term)		
Year	Amount in R$ (million)	Vertical Analysis (%)
2027	282.1	2.1%
2028	364.1	2.7%
2029	207.0	1.5%
After 2029	12,839.6	93.8%
Total	**13,692.8**	**100.0%**

i. Material loan and financing agreements

UK Export Finance Working Capital

In October 2022, Embraer Netherlands Finance B.V., a company of Embraer S.A., entered into a new working capital financing agreement for exports in the total amount of US$ 100 million with the Export Credits Guarantee Department of the Government of the United Kingdom (ECGD) ("UK Export Finance"). The first tranche of the financing was disbursed in the same month in the amount of US$ 61.4 million with an interest rate SOFR+0.75% p.a., maturing in June 2029. In April 2023, the second tranche of financing for US$ 16.8 million was released under the same contractual conditions as the previous tranche and maturing in 2030. In March 2024, the third and final tranche of financing was released in the amount of US$21.7 million with the same contractual conditions as the previous tranches, maturing in 2031. As of December 31, 2025, the outstanding balance was US$52.2 (R$287.2) million.

Guaranteed Notes 2023

In July 2023, Embraer Netherlands Finance BV, an Embraer group company, issued US$ 750 million in guaranteed notes with a nominal interest rate of 7.00% per year, maturing on July 28, 2030. This transaction is fully and unconditionally guaranteed by the Company. The Company repurchased part of the outstanding notes in 2025, through the issuance of a public offering to repurchase the outstanding notes. As of December 31, 2025, the outstanding balance was US$274.5 (R$1,510.6) million.

BNDES

In February 2024, we entered into a financing agreement under the Innovation line with BNDES for a total amount of R$500.0 million. As of December 31, 2025, we had disbursed US$20.4 (R$ 112.3) million, which is the outstanding balance.

BNDES-Exim

On December 5, 2025, Embraer entered into a new agreement with the Banco Nacional de Desenvolvimento Social – BNDES ("BNDES") for a total of R$1.05 billion (US$200.0 million) under the BNDES-Exim program, maturing in July 2033. As of December 31, 2025, the outstanding balance was US$200.6 million (R$1,104.0 million).

Guaranteed Notes 2025

In February 2025, Embraer Netherlands Finance B.V., a company of the Embraer Group, issued US$650 million in guaranteed notes with a nominal interest rate of 5.98% per year and maturing on February 11, 2035. This transaction is fully and unconditionally guaranteed by the Company. As of December 31, 2025, the outstanding balance was US$657.6 (R$3,618.3) million.

In October 2025, Embraer Netherlands Finance B.V., a company of the Embraer group, issued US$1.0 billion in guaranteed notes with a nominal interest rate of 5.40% per year, maturing on January 9, 2038. This transaction is fully and

unconditionally guaranteed by the Company. As of December 31, 2025, the outstanding balance was US$912.1 (R$5,019.1) million.

ii. Other long-term relationships with financial institutions

The company has long-term relationships with financial institutions under derivative financial instruments, financial guarantees, forfaiting, leasing, payment and receipt agreements to guarantee the company's operational activity, employee payroll, among others.

iii. Degree of subordination between debts

Real estate, improvements, machinery, equipment and bank guarantees totaling R$2,458.3 million (R$4,366.1 million as of December 31, 2024) were offered as collateral for part of the company's financing. For the financing of subsidiaries, securities were provided in the form of a suretyship or accommodation by the Company, which totaled R$12,074.0 million (R$12,022.2 million as of December 31, 2024) as of December 31, 2025. The Company's consolidated gross indebtedness on December 31, 2025, totaled R$14,272.5 million, compared to R$15,425.4 million in 2024.

iv. Any restrictions imposed on the issuer, especially, in relation to indebtedness limits and incurrence of additional debt, distribution of dividends, sale of assets, issuance of additional securities and sale of ownership control

Below are the restrictions imposed on the company and its subsidiaries under material long-term financing agreements of the company and its subsidiaries, as of December 31, 2025.

In the notes issued by the Company and its subsidiaries in 2024 and 2025 described in item 2.1 (f) "i" above, limitations were imposed regarding:

(A) Pledges/collaterals

The assets of the company or guarantor (Embraer) cannot be pledged as collateral, except if:

(i) related to the purchase of new assets;

(ii) in the ordinary course of business, regarding the financing of aircraft by the guarantor to other entity or in import/export transactions;

(iii) related to debts of the guarantor with BNDES, FINEP and other international agencies;

(iv) held by acquired companies;

(v) they already exist, or result from legal imposition or judicial decision;

(vi) due to developments related to governmental authorities;

(vii) already existing in assets to be acquired;

(viii) related to funds for payment of principal, interest and additional amounts

(ix) arising from Capitalized Lease Obligations; or

(x) in an amount below 10% of the company's equity capital.

(B) Corporate transactions

The company and the guarantor may only enter into consolidation/merger and asset transfer transactions, without the consent of noteholders, if:

(i) the successor expressly assumes the repayment of principal, interest and other obligations;

(ii) no default occurs;

(iii) opinion certificates are delivered confirming the transaction meets all conditions precedent imposed

(iv) the successor agrees to assume any resulting costs, ensuring that payments to noteholders will not be affected.

In agreements entered into with BNDES, the company is required to maintain measures and actions aimed at avoiding or correcting damage to the environment, safety and occupational medicine, maintaining its obligations to the environmental agencies in good standing, as well as complying, during the term of the contract, with the provisions of the applicable legislation regarding persons with disabilities.

Financing contracts classified as non-current are subject to restrictive covenants, in line with usual market practices, and also include restrictions on the creation of new liens on assets, significant changes in the company's shareholding control, significant sales of assets and payment of dividends in excess of the minimum required by law in the event of default on financing and transactions with subsidiaries.

(g) Limits of contracted financing and percentages already used

As of December 31, 2025, the following credit facilities were procured but not disbursed.

The Company has a US$1.0 billion revolving credit facility maturing in August 2029. This revolving credit facility, negotiated with 17 international financial institutions, will, when used, bear SOFR + variable interest rates of 0.95% p.a. to 1.70% p.a, depending on the Company's corporate rating. As of December 31, 2025, neither Embraer Aircraft Holding, Inc. nor Embraer Netherlands Finance B.V. have incurred any borrowings under the Revolving Credit Facility.

In January 2026, the Company, through its subsidiary EVE UAM, LLC, entered into a syndicated credit agreement with Banco do Brasil S.A., New York Branch, Citibank N.A., Itaú Unibanco S.A., Miami Branch, and MUFG Bank Ltd., with Banco Itaú Chile acting as administrative agent. The agreement resulted in the release of a loan in the amount of US$150 million, bearing interest at SOFR + 3.10% p.a. and maturing in 2031. The agreement is subject to a restrictive covenant, requiring compliance with a minimum debt service coverage ratio.

(h) Significant changes in Items of income statements and cash flows

STATEMENTS OF INCOME

(in R$ million, except %)	Fiscal year ended on Dec. 31, 2025	AV (%)[1]	Fiscal year ended on Dec. 31, 2024	AV (%)[1]	HA 2025 x 2024 (%)
Net Revenue	41,883.2	**100.0%**	35,424.2	**100.0%**	**18.2%**
Cost of products sold and services rendered	(34,524.9)	(82.4)%	(29,041.9)	(82.0)%	18.9%
Gross Profit	**7,358.3**	**17.6%**	**6,382.2**	**18.0%**	**15.3%**
Operating Income (Expense)					
Administrative expenses	(1,191.0)	(2.8)%	(1,074.8)	(3.0)%	10.8%
Selling expenses	(1,886.2)	(4.5%)	(1,671.4)	(4.7)%	12.9%
Expected credit loss	(20.9)	(0.0)%	(121.6)	(0.3)%	(82.8)%
Research expenses	(412.6)	(1.0)%	(298.1)	(0.8)%	38.4%
Other income (expenses), net	(460.8)	(1.1)%	579.5	1.6%	(179.5)%
Equity in associates gains and losses	(38.7)	(0.1)%	(23.6)	(0.1)%	64.0%
Operating Profit	**3,348.1**	**8.0%**	**3,772.1**	**10.6%**	**(11.2)%**
Financial income	1,754.3	4.2%	1,648.9	4.7%	6.4%
Financial expenses	(3,417.0)	(8.2)%	(2,280.2)	(6.4)%	49.9%
Monetary and exchange variations, net	(229.8)	(0.5)%	(31.9)	(0.1)%	620.3%
Profit before tax	**1,455.6**	**3.5%**	**3,108.9**	**8.8%**	**(53.2)%**
Income tax and social contribution	536.4	1.3%	(1,185.1)	(3.3)%	(145.3)%
Net profit for the fiscal year	**1,992.0**	**4.8%**	**1,923.8**	**5.4%**	**3.5%**
Profit assigned to:					
Embraer Shareholders	1,953.0	4.7%	1,918.8	5.4%	1.8%
Non-controlling Shareholders	39.0	0.1%	5.0	0.0%	681.7%

1 VA: Vertical Analysis.
2 HA: Horizontal Analysis.

FISCAL YEAR ENDED DECEMBER 31, 2025 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2024

Net Revenue

In the fiscal year ended December 31, 2025, Embraer delivered 244 aircraft, comprising 78 commercial aircraft (34 E1s and 44 E2s), 155 executive jets (86 light jets and 69 midsize jets), and, in the Defense & Security segment, 3 KC-390 Millennium aircraft and 8 A-29 Super Tucano aircraft. This volume represents an 18.4% increase compared to the 206 aircraft delivered in 2024 and resulted in net revenue of R$41,883.2 million, an 18.2% increase compared to the R$35,424.2 million recorded in the previous fiscal year. All business units performed well throughout the year, with particular emphasis on Defense & Security, Executive Aviation, and Services & Support, the revenues of which grew 36%, 24%, and 21%, respectively, year-over-year. Commercial Aviation also recorded consistent growth, with a 5% increase compared to 2024.

Net revenue by segment (in R$ million, except %)	Fiscal year ended on Dec. 31, 2025	AV[1] (%)	Fiscal year ended on Dec. 31, 2024	AV[1] (%)	AH[2] (%)
Commercial Aviation	13,025.6	31.1	12,383.5	35.0	5.2%
Executive Aviation	12,171.7	29.1	9,828.1	27.7	23.8%
Defense & Security	5,443.9	13.0	3,989.7	11.3	36.4%
Services & Support	10,728.5	25.6	8,854.2	25.0	21.2%
Other	513.5	1.2	368.8	1.0	39.2%
Total	**41,883.2**	**100.0**	**35,424.2**	**100.0**	**18.2%**

1 VA: Vertical Analysis.
2 HA: Horizontal Analysis.

Cost of products sold and services rendered

In the fiscal year ended December 31, 2025, the cost of products sold and services rendered totaled R$34,524.9 million, representing an increase of 18.9% compared to the R$29,041.9 million recorded in 2024. This growth resulted primarily from higher delivery volumes and a product mix with higher value added, compared to the prior fiscal year.

Gross Profit and Gross Margin

Due to higher delivery volumes and improvements in the customer mix and product pricing, the Company's gross profit reached R$7,358.3 million for the fiscal year ended December 31, 2025, representing a 15.3% increase compared to the R$6,382.2 million reported in 2024. The gross margin for the period was 17.6%, slightly lower than the 18.0% recorded in the previous fiscal year, reflecting mainly the impacts of import tariffs imposed by the United States on the Executive Aviation and Services & Support segments, as well as increased production costs in Commercial Aviation. In the latter segment, the highlight were higher logistics costs, which put pressure on profitability.

Administrative and Selling Expenses

Administrative expenses rose 10.8%, totaling R$1,191.0 million for the fiscal year ended December 31, 2025, compared to R$1,074.8 million in the prior fiscal year. Selling expenses, in turn, increased by 12.9% compared to 2024, reaching R$1,886.2 million, compared to R$1,671.4 million in the previous year. Despite the nominal increase, the growth in these expenses was lower than that of net revenue, representing 2.8% and 4.5% of 2025 revenue, respectively, compared to 3.0% and 4.7% of revenue in the 2024 fiscal year.

Expected credit loss

Expected credit losses totaled R$20.9 million in 2025, down from the R$121.6 million loss recorded in fiscal year 2024. This reduction in losses was primarily due to a decrease in provisions for expected credit losses over the period.

Research Expenses

Research expenses for the fiscal year ended December 31, 2025, increased by 38.4% compared to 2024, totaling R$412.6 million, up from R$298.1 million in the previous fiscal year. This increase is primarily attributable to Eve, due to greater engagement by engineers and investments in digital initiatives.

Other income (expenses), net

The line item for other net operating income (expenses) recorded an expense of R$460.8 million for the fiscal year ended December 31, 2025, compared to income of R$579.3 million reported in the prior fiscal year. This variation resulted primarily from the recognition of the arbitration settlement with Boeing and tax credits recorded in 2024, as well as infrastructure and facility costs incurred throughout 2025.

Equity in associates gains and losses

As of December 31, 2025, the equity in associates gains and losses showed a negative balance of R$38.7 million, higher than the negative balance of R$23.6 million recorded for the fiscal year ended December 31, 2024. This performance primarily reflects the results of the companies in which the Company holds equity interests.

Operating Profit

For the fiscal year ended December 31, 2025, the Company's operating profit (EBIT) totaled R$3,348.1 million, with an operating margin of 8.0%, compared to operating profit of R$3,772.1 million and a margin of 10.6% recorded in 2024. The variation in operating profit over the fiscal year primarily reflects the factors mentioned above.

Financial income (expenses), net

For the fiscal year ended December 31, 2025, Embraer reported net financial expenses of R$1,662.7 million, higher than the R$631.3 million recorded in 2024. This increase was primarily due to the mark-to-market effect of the appreciation of shares within the scope of the long-term incentive plans.

Net monetary and foreign exchange rate variations were negative by R$229.8 million in the fiscal year ended December 31, 2025, compared to a negative amount of R$31.9 million in 2024.

Net income for the year

Embraer's net income for the fiscal year ended December 31, 2025, totaled R$1,992.0 million, compared to the net income of R$1,923.8 million reported in 2024. This 3.5% increase was primarily due to the impact of deferred income tax, which was partially offset by higher financial expenses during the period.

STATEMENTS OF CASH FLOWS

The cash flow represented below contains the total balance sheet and income statement accounts:

(in R$ million, except %)	Fiscal year ended on Dec. 31, 2025	Fiscal year ended on Dec. 31, 2024	HA 2025 x 2024 (%)
Operating Activities			
Profit for the year	1,992.0	1,923.8	3.5%
Items not affecting cash			
Depreciation and amortization expenses	1,441.2	1,331.7	8.2%
Recognition of contribution from suppliers	(152.0)	(168.0)	(9.5)%
Loss (reversal) due to reduction in the recoverable value of inventories	22.8	36.4	(37.5)%
Fair value adjustment - financial assets	66.2	101.2	(34.6)%
Expected credit loss	64.4	121.6	(47.0)%
Loss (gain) on disposal of fixed assets	47.2	35.3	33.7%
Income tax and social contribution	(536.4)	1,185.1	(-145.3)%
Interest on loans	629.0	938.2	(33.0)%
Interest on securities	(102.1)	(98.5)	3.7%
Equity in associates gains and losses	38.7	23.6	64.0%
Monetary and foreign exchange variation	204.3	47.5	330.1%
Miscellaneous provisions	125.9	314.3	(59.9)%
Other	37.3	27.0	38.1%
(Increase) Decrease in Operating Assets			
Financial investments	516.9	(649.3)	(179.6)%
Derivative financial instruments	(118.2)	(142.7)	(17.2)%
Accounts receivable	198.4	(913.1)	(121.7)%
Contract assets	268.3	(535.0)	(150.1)%
Customer financing	118.6	134.4	(11.8)%

Inventories	(2,433.7)	(1,357.8)	79.2%
Other assets	(382.6)	(246.0)	55.7%
Increase (Decrease) in Operating Liabilities			
Suppliers and Vendors - Financing Agreements	994.6	985.6	0.9%
Accounts payable	2,241.0	92.7	2,317.5%
Contract liabilities	831.0	4,139.6	(79.9)%
Taxes payable	(357.0)	(314.9)	13.4%
Unearned income	39.2	20.5	91.2%
Net Cash generated (used) in operating activities	**5,795.0**	**7,033.2**	**(17.6)%**
Income taxes paid	(411.2)	(569.3)	(27.8)%
Interest paid	(899.9)	(931.5)	(3.4)%
Net cash flow from operating activities	**4,483.9**	**5,532.4**	**(19.0)%**
Investment activities			
Acquisitions of property, plant and equipment	(1,044.7)	(1,068.6)	(2.2)%
Property, plant and equipment write-off	94.0	68.9	36.4%
Additions to intangible assets	(1,651.6)	(1,445.2)	14.3%
Additions to investments in subsidiaries and affiliates, net of cash acquired	(66.9)	(95.4)	(29.9)%
Acquisition of Financial Investments	(1,514.9)	(1,450.9)	4.4%
Disposal of Financial investment	2,108.1	476.8	342.1%
Receipt of Loans granted	(506.4)	297.5	(270.2)%
Dividends received	-	2.9	-
Net cash generated (used) in investment activities	**(2,582.4)**	**(3,214.0)**	**(19.7)%**
Financing activities			
Proceeds from borrowings	16,374.0	4,216.5	288.3%
Repayment of borrowings	(15,616.8)	(6,375.6)	144.9%
Receipt in the offering of subsidiary shares	1,143.9	363.6	214.6%
Proceeds from the sale of receivables	218.2	-	-
Dividends and interest on shareholders' equity	(130.8)	-	-
Costs in the offering of subsidiary shares	(68.6)	(13.1)	423.7%
Repurchase of Treasury Shares	(1,000.1)	-	-
Lease payments	(132.3)	(102.7)	28.8%
Cash generated (used) in financing activities	**787.5**	**(1,911.3)**	**(141.2)%**
Net increase (decrease) in cash and cash equivalents	2,688.8	407.0	560.6%
Effects of exchange rate changes on cash and cash equivalents	(1,638.8)	1,398.2	(217.2)%
Cash and cash equivalents at the end of the fiscal year	**10,728.8**	**9,678.7**	**10.8%**

1 HA: Horizontal Analysis

Net cash generated in operating activities

Net cash flow from operating activities for the fiscal year ended December 31, 2025, totaled R$4,483.9 million, compared to R$5,532.4 million in cash flow from operating activities for the fiscal year ended December 31, 2024. The Company reported a 19.0% decrease compared to the figures reported for the fiscal year ended December 31, 2024, primarily due to higher working capital usage, particularly an increase in inventory partially offset by an increase in accounts payable.

Net cash used in investing activities

Net cash used in investing activities for the fiscal year ended December 31, 2025, totaled R$2,582.4 million, compared to net cash used in investing activities of R$3,214.0 million for the fiscal year ended December 31, 2024. The Company reported a 19.7% decrease compared to the figures reported for the fiscal year ended December 31, 2024. This variation primarily reflects shifts in the profile of financial investments, partially offset by increased investments in intangible assets and the maintenance of a high level of investments in operating assets.

Net cash used in financing activities

Net cash used in financing activities for the fiscal year ended December 31, 2025, was positive at R$787.5 million, compared to the R$1,911.4 million in cash used recorded for the fiscal year ended December 31, 2024. This variation primarily reflects the higher volume of debt financing throughout the fiscal year, partially offset by increased loan payments and capital structure-related disbursements.

Cash and cash equivalents at the end of the fiscal year

For the fiscal year ended December 31, 2025, the Company recorded a net increase of R$2,688.8 million in cash and cash equivalents, compared to an increase of R$407.0 million in 2024, reflecting improved cash generation and cash flow dynamics throughout the period. The effect of exchange rate fluctuations on cash and cash equivalents was negative by R$1,638.8 million in 2025, in contrast to a positive effect of R$1,398.2 million in 2024, which influenced the behavior of the year-end cash position.

As a result, cash and cash equivalents at the end of 2025 totaled R$10,728.8 million, representing a 10.8% increase from R$9,678.7 million at the end of 2024.

2.2- Operating and Financial Results

(a) Results of the issuer's operations, including (i) a description of any significant components of revenue and (ii) factors that materially affect the results of operations

The main factors that affect the Company's revenue are (1) the volume of deliveries of commercial and executive aircraft; (2) the mix of deliveries between the E1 and E2 models for Commercial Aviation and between light and medium jets for Executive Aviation; (3) revenues from services regarding maintenance services of aircrafts, supply of parts and material, training, modifications, flight operation, technical and field support etc.; (4) revenues from the Defense & Security segment; (5) exchange rate variation, with the US dollar as the company's functional currency; and (6) the entry into service of new products.

Net revenue by segment (in R$ million, except %)	Fiscal year ended on Dec. 31, 2025	AV[1] (%)	Fiscal year ended on Dec. 31, 2024	AV[1] (%)	HA 2025 x 2024 (%)
Commercial Aviation	13,025.6	31.1	12,383.5	35.0	5.2%
Executive Aviation	12,171.7	29.1	9,828.1	27.7	23.8%
Defense & Security	5,443.9	13.0	3,989.7	11.3	36.4%
Services & Support	10,728.5	25.6	8,854.2	25.0	21.2%
Other	513.5	1.2	368.8	1.0	39.2%
Total	41,883.2	100.0	35,424.2	100.0	18.2%

1 AV: Vertical Analysis.
2 AH: Horizontal Analysis.

The share of each business in the Company's total revenue, as well as its geographical distribution, was:


Revenue by Segment
Net Revenue R$ billion
41.9
35.4
1%
26%
13%
29%
31%
1%
25%
11%
28%
35%
2025
2024
Commercial Aviation
Executive Aviation
Defense & Security
Services & Support
Other


Revenue by Region
Net Revenue R$ billion
41.9
35.4
8%
24%
59%
8%
23%
59%
2025
2024
North America
Europe
Brazil
Asia-Pacific
Latin America
Other

Embraer exceeded the upper limit of its forecast, generating net revenue of R$41,883.2 million, an increase of 18.2% compared to the R$35,424.2 million recorded in 2024. All business units performed well throughout the year, with particular emphasis on Defense & Security, Executive Aviation, and Services & Support, whose revenues grew by 36.4%, 23.8%, and 21.2%, respectively, year-over-year. The Commercial Aviation segment also recorded consistent growth of 5.2% compared to 2024.

As a result, the share of the Executive Aviation and Services & Support units in the company's total revenue increased by 1 percentage point, while that of Defense & Security rose by 2 percentage points. In contrast, Commercial Aviation saw a 4-percentage-point decline in its share in consolidated revenue.

North America remained Embraer's primary revenue-generating market in 2025, accounting for 59% of the total. This performance reflects the success of sales campaigns in Commercial Aviation, a segment in which approximately 80% of revenues originated in the North American market, particularly the E1 platform in the United States and the E2 platform in Canada.

In the Executive Aviation segment, North America accounted for approximately 70% of revenues, highlighting the strong acceptance and competitiveness of the company's aircraft in this market.

The Services & Support segment showed a similar trend to that observed in the Commercial and Executive Aviation segments, with North America remaining its primary revenue-generating region, accounting for over 50% of the total.

Revenue from the Defense & Security segment was primarily concentrated in Europe, which accounted for just over 60% of the division's total in 2025. This performance was mainly due to the success of the KC-390 Millennium on the continent, driven by purchases made by NATO (North Atlantic Treaty Organization) member countries. Also noteworthy is the revenue growth in the Asia-Pacific region, which represented just over 20% of the business unit's total, due to the assembly of the first aircraft for South Korea.

In Embraer's consolidated revenue, the share of Brazil and Europe showed no significant change between 2024 and 2025, remaining at 8% in Brazil and increasing from 23% to 24% in Europe. The other regions (Latin America, Asia-Pacific, and others) maintained a stable share, collectively representing approximately 10% of the company's total revenue.

For the fiscal year ended December 31, 2025, adjusted EBIT was R$3,621.8 million with a margin of 8.6%, excluding extraordinary items related to Eve that represent a total negative impact of R$273.8 million.

Administrative expenses rose 10.8% to R$1,191.0 million for the fiscal year ended December 31, 2025, compared to R$1,074.8 million in the prior fiscal year. Selling expenses, in turn, increased by 12.9% compared to 2024, reaching R$1,886.2 million, compared to R$1,671.4 million in the previous year. Despite the nominal increase, the growth in these expenses was lower than that of net revenue, representing 2.8% and 4.5% of 2025 revenue, respectively, compared to 3.0% and 4.7% of revenue in the 2024 fiscal year.

Expected credit losses totaled R$20.9 million in 2025, lower than the loss of R$121.6 million recorded in the 2024 fiscal year. This reduction in losses resulted primarily from the decrease in provisions set aside for expected credit losses over the period.

The line item for other net operating income (expenses) recorded an expense of R$460.8 million for the fiscal year ended December 31, 2025, compared to income of R$579.5 million reported in the prior fiscal year. This variation was primarily due to the recognition of the arbitration settlement with Boeing and tax credits recorded in 2024, as well as infrastructure and facility costs incurred throughout 2025.

(b) Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The change in financial and operating performance for the fiscal year ended December 31, 2025, is primarily attributable to the increase

in delivery volume, as Embraer delivered 244 aircraft in 2025, compared to 206 aircraft in 2024, as well as improvements in the customer mix and product pricing.

In the Commercial Aviation segment, net revenue reached R$13,025.6 million in 2025, a 5.2% increase compared to 2024, driven by the delivery of 78 aircraft (34 E1s and 44 E2s), compared to 73 in the previous year (26 E1s and 47 E2s).

The Executive Aviation segment, meanwhile, generated R$12,171.7 million in revenue, with the delivery of 155 jets (86 light and 69 medium), representing a 23.8% increase compared to the 130 jets delivered in 2024 (75 light and 55 medium).

The Defense & Security segment generated revenue of R$5,443.9 million, representing a 36.4% increase compared to 2024. This performance reflected, primarily, the higher volume of aircraft on the production line and the delivery of 3 KC-390 Millennium aircraft, equivalent to the previous fiscal year, as well as 8 A-29 Super Tucano aircraft, compared to the absence of deliveries of this model in 2024.

In the Services & Support segment, revenues reached R$10,728.5 million, 21.2% higher than in 2024, reflecting increased activity across all of the company's business units.

(c) Material impact of inflation, variation in prices of the main inputs and products, exchange rate and interest rate in the operations and financial results of the issuer

Considering that the functional currency determined by the company is the U.S. dollar, the financial results arising from exchange rate fluctuations presented in the financial statements relate primarily to the effects on monetary items denominated in currencies other than the U.S. dollar. As a risk mitigation strategy, the allocation of cash to assets denominated in Brazilian reais or U.S. dollars is one of the main tools used by Embraer to hedge against exchange rate fluctuations.

Bearing in mind that the Company generates nearly all of its revenues in U.S. dollars, as described in item 2.1(i) of this Annual Brazilian Report (*Formulário de Referência*), and maintains most of its cash in that same currency, exchange rate fluctuations directly impact financial results; however, they do not represent a material risk to the Company's financial planning, since its functional currency is the U.S. dollar.

Interest rate volatility also affects Embraer's financial results. Rising or falling local interest rates influence these results; since the Company holds a larger volume of local financial investments relative to its debt linked to these rates, increases in interest rates tend to result in higher financial income.

Financial investments abroad, denominated in U.S. dollars and other currencies, have fixed rates; however, at the time of renewal of these investments, Embraer is subject to market conditions. Thus, increases in interest rates imply higher returns on these investments.

2.3 - Changes in accounting standards / Modified opinions and emphases

(a) Significant changes in accounting standards that have resulted in material effects on the information provided in fields 2.1 and e 2.2

The Company has applied accounting policies consistently to all fiscal years presented in the financial statements, unless otherwise indicated.

Amendments to CPC 02/IAS 21, CPC 37(R1) / IFRS 1, CPC 18(R3), ICPC 09(R3), OCPC 10 and amendments to the illustrative examples of IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37, which entered into force on January 1, 2025, did not materially impact the disclosures or amounts presented in the financial statements.

New accounting standards and interpretations have been published or are in the process of being amended and will come into effect in the coming years, however, they were not mentioned, since, in the company's assessment, no material impact is expected from their application.

(b) Modified opinions and emphases present in the auditor's report

The independent auditors' reports on the Company's financial statements for the fiscal year ended December 31, 2025 did not contain any qualification, modified opinions or emphasis of matter paragraphs.

2.4 - Material effects on the Financial Statements

(a) Introduction or sale of operating segment

The Company did not change, create or sell an operating segment during the fiscal year ended December 31, 2025.

(b) Incorporation, acquisition or sale of equity interest

The company carried out the following corporate transactions. For more information, see item 1.12 of this Annual Brazilian Report (*Formulário de Referência*):

ELEB Equipamentos Ltda., Airholding S.A. e Coqueiro Par Participações Ltda.

January 2025, ELEB Equipamentos Ltda. was merged into Embraer. In the same month, Airholding S.A. was merged into Embraer Portugal S.A., and Coqueiro Par Participações Ltda. was merged into Embraer Defesa e Segurança Participações S.A.

Embraer Overseas Ltd.

In November 2025, Embraer Overseas Ltd. formally ceased its operational activities.

Embraer CAE Training Services BR Ltda.

In April 2025, the subsidiary Embraer CAE Training Services BR Ltda. was incorporated in Brazil and is 100% owned by Embraer CAE Training Services (NL) B.V.

Embraer Índia Private Ltd.

In March 2025, the subsidiary Embraer Índia Private Ltd. was incorporated in India and is 99.9% owned by Embraer Netherlands B.V. and 0.01% owned by Embraer Asia Pacific PTE. Ltd. The entity is not yet operational.

Eve Holding, Inc.

The decrease to 72.7% was primarily due to the issuance of 47,422,680 new shares by Eve Holding in connection with a capital contribution of US$230.0 million. Embraer Aircraft Holding, Inc. contributed US$20.0 million in September 2025, equivalent to R$107.3 million, and received 4,123,711 shares. The remaining shareholders contributed US$210.0 million in August 2025, equivalent to R$1,143.9 million, and received 43,298,969 shares. The Company's ownership interest in Eve Soluções de Mobilidade Aérea Urbana Ltda. and in Eve UAM, LLC., both subsidiaries of Eve Holding, was reduced in the same proportion. Of the total amount of R$816,682 adjusted in non-controlling interests, R$722,104 results from this transaction and the related transaction costs.

EZ Air Interior Limited.

In December 2025, the Company signed an agreement with Safran Cabin for the acquisition of an additional 50% ownership interest in EZ Air Interior Limited and of the after-sales, engineering, and manufacturing operations in Brazil. Given that the completion of the transaction is subject to customary closing conditions, as of December 31, 2025, no financial effects were identified to be recognized.

(c) Unusual Events or Transactions

During the fiscal year ended December 31,2025, the Company did not experience any unusual events or transactions.

2.5 - Non-accounting measurements

(a) Inform the value of non-accounting measurements

In millions of Reais, except %	Fiscal year ended December 31,	
	2025	2024
EBIT[1]	3,348.0	3,772.1
Adjusted EBIT[2]	3,621.8	3,990.0
EBIT margin %[3]	8.0%	10.6%
Adjusted EBIT margin %[4]	8.6%	11.3%
EBITDA[5]	4,637.3	4,935.8
Adjusted EBITDA[6]	4,911.1	5,153.7
EBITDA margin %[7]	11.1%	13.9%
Adjusted EBITDA margin[8]	11.7%	14.5%
Adjusted net income[9]	1,367.9	2,622.3
Net Cash - Net Debt[10]	1,765.3	371.5
Net Cash - Net Debt without Eve[11]	601.0	(684.6)
ROA[12]	2.7%	2.6%
ROE[13]	9.3%	9.2%

1 EBIT: corresponds to the operating profit/loss, calculated in accordance with Resolution CVM 156.
2 Adjusted EBIT: corresponds to the operating profit/loss, excluding non-recurring items.
3 EBIT margin: corresponds to the operating profit/loss, calculated according to Resolution CVM 156, divided by the net revenue recorded in the period.
4 Adjusted EBIT margin: corresponds to the operating profit/loss, excluding non-recurring items, divided by the net revenue recorded in the period.
5 EBITDA: corresponds to operating profit/loss, plus depreciation and amortization.
6 Adjusted EBITDA: corresponds to the operating result plus depreciation and amortization excluding non-recurring items.
7 EBITDA margin: corresponds to the operating profit/loss, plus depreciation and amortization, divided by the net revenue recorded in the period.
8 Adjusted EBITDA margin: corresponds to the operating profit/loss, plus depreciation and amortization, excluding non-recurring items, divided by the net revenue recorded in the period.
9 Adjusted net income is not an accounting parameter and excludes deferred income tax and social contribution in the period. Under IFRS, income tax and social contribution include a portion of deferred taxes that result mainly from unrealized gains arising from the impacts of exchange rate variation on non-monetary assets (especially Inventories, Property, Plant and Equipment and Intangible Assets). It is important to note that taxes resulting from gains or losses on non-monetary assets are considered deferred taxes and accounted for in the company's consolidated Cash Flow under the account Deferred income tax and social contribution. Adjusted net income also excludes the post-tax impact of the provision related to non-recurring items.
10 Net cash = Cash and cash equivalents + Short- and long-term financial investments – Short- and long-term financing.
11 Net cash (debt) Eve = Cash and Cash Equivalents, (+) short and long-term financial investments - Short and long-term financing.
12 ROA: return on assets.
13 ROE return on equity.

(b) Reconciliations between the amounts disclosed and the amounts in the audited financial statements

EBIT, EBIT Margin, Adjusted EBIT and Adjusted EBIT Margin

EBIT and ADJUSTED EBIT	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
EBIT	3,348.0	3,772.1
Adjusted EBIT	3,621.8	3,990.0
EBIT Margin %	8.0%	10.6%
Adjusted EBIT Margin %	8.6%	11.3%

EBIT is calculated using operating income before consolidated financial income (expenses), calculated in accordance with Resolution No. 156, dated June 23, 2022 ("CVM Resolution 156"). Adjusted EBIT is calculated using EBIT, excluding non-recurring items *, reported annual results include several non-special items that impacted operating income in the fiscal years ended December 31, 2025 and 2024, as shown in the table below:

* Non-recurring items are positive and/or negative effects not foreseen in the projections of the company's income statements. They are so named because they represent values that are not directly related to the profits or losses resulting from the company's transactions and thus they tend not to be repeated in the future.

EBIT RECONCILIATION	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
Profit attributed to Embraer shareholders and non-controlling shareholders	1,992.0	1,923.8
Income tax and social contribution	(536.4)	1,185.1
Financial income (expenses), net	1,662.7	631.3
Monetary and exchange rate variations, net	229.8	31.9
EBIT	**3,348.0**	**3,772.1**
EBIT margin	**8.0%**	**10.6%**

ADJUSTED EBIT RECONCILIATION	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
EBIT	3,348.0	3,772.1
Income related to Eve's business	273.8	217.9
Adjusted EBIT	3,621.8	3,990.0
Adjusted EBIT Margin	8.6 %	11.3%

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA and ADJUSTED EBITDA	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
EBITDA	4,637.3	4,935.7
Adjusted EBITDA	4,911.1	5,153.6
EBITDA margin %	11.1 %	13.9%
Adjusted EBITDA Margin %	11.7 %	14.5%

EBITDA is calculated based on EBIT, excluding the effect of depreciation and amortization, and adjusted EBITDA is calculated based on EBITDA, including several special items as per the table described above. Adjusted net income excludes the aforementioned special items and also the impact of the provision for deferred income tax in the period.

EBIT, Adjusted EBIT, EBITDA, Adjusted EBITDA and Adjusted Net Income are not performance measurement indicators in accordance with practices adopted in Brazil or IFRS, nor should they be considered separately as an alternative to net income, an alternative measure of operating performance to operating cash flows or as a measure of liquidity.

EBITDA RECONCILIATION	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
Profit attributed to Embraer shareholders and non-controlling shareholders	1,992.0	1,923.8
Income tax and social contribution	(536.4)	1,185.1
Financial income (expenses), net	1,662.7	631.3
Monetary and exchange variations, net	229.8	31.9
Depreciation and amortization*	1,289.2	1,163.6
EBITDA	**4,637.3**	**4,935.8**
EBITDA Margin	**11.1 %**	**13.9%**

* Includes recognition of contribution from suppliers

ADJUSTED EBITDA RECONCILIATION	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
EBITDA	**4,637.3**	**4,935.7**
Results related to Eve	273.8	217.9
Adjusted EBITDA	**4,911.1**	**5.153,7**
Adjusted EBITDA Margin	**11.7 %**	**14.5%**

EBIT and ADJUSTED EBIT RECONCILIATION	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
Operating income before financial income (EBIT)	**3,348.0**	**3,772.1**
Expenses related to Eve's business	273.8	217.9
Adjusted EBIT	**3,621.8**	**3,990.0**
% Margin with adjusted EBIT	**8.6 %**	**11.3%**

Adjusted net income, net cash, ROA and ROE

ADJUSTED NET INCOME, NET CASH, ROA AND ROE	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
Adjusted Net Income	1,367.9	2,819.9
Net Cash - Net Debt	1,765.3	371.5
Net Cash - Net Debt without Eve	601.0	(684.6)
ROA	2.7%	2.6%
ROE	9.3%	9.2%

Net Cash or Net Debt are calculated from the sum of Cash and Cash Equivalents and short- and song-term financial investments minus Short- and Long-Term Financing. Return on assets (ROA) is calculated from Net Income and Total Assets and return on equity (ROE) from Net Income and Shareholders' Equity.

ADJUSTED NET INCOME RECONCILIATION	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
Net Income	1,992.0	1,923.8
(Attributed to Shareholders of the Controlling Company)	1,953.0	1,918.9
Attributed to Non-Controlling Shareholders	39.0	5.0
Deferred taxes	(795.0)	678.1
Special items with effect on Adjusted Net Income	209.9	25.3
Expenses related to Eve's business	209.9	25.3
Adjusted Net Income	1,367.9	2,622.3

NET CASH, ROE AND ROA RECONCILIATION	Fiscal year ended December 31,	
In millions of Reais, except %	2025	2024
Cash and cash equivalents	10,728.8	9,678.7
Financial investments	5,309.0	6,118.2
Total cash	**16,037.8**	**15,796.9**
Short-term financing	579.7	704.4
Long term financing	13,692.8	14,721.0
Total Financing	**14,272.5**	**15,425.4**
Total Financing Eve	995.1	822.5
Total Financing without Eve	**13,277.4**	**14,602.9**
Net Cash / Net Debt*	**1,765.3**	**371.5**
Net debt Eve	1,164.3	1,056.1
Net cash - Net debt without Eve	**601.0**	**(684.6)**
ROA	2.7%	2.6%
ROE	9.3%	9.2%

* Net cash (debt) = Cash and cash equivalents plus Short- and long-term financial investments minus Short- and long-term financing
** Net cash (debt) Eve = Cash and cash equivalents plus Short- and long-term financial investments minus Short- and long-term financing

(c) Explain the reason why the Company understands that such measurement is more appropriate for the correct understanding of your financial condition and the results of its operations

EBIT, EBIT Margin, Adjusted EBIT, Adjusted EBIT Margin, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

EBIT, EBIT Margin, Adjusted EBIT, Adjusted EBIT Margin, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance according to the Accounting Practices Adopted in Brazil, nor by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), do not represent cash flows for the periods presented, should not be considered as substitutes for net income, as indicators of operating performance or as substitutes for cash flow as an indicator of the Company's liquidity, nor as a basis for dividend distribution. They do not have a standard meaning and may not be comparable to measures of similar securities provided by other companies, although the information is reconciled in compliance with the provisions of CVM Resolution 156.

In the Company's understanding, EBIT and EBITDA show the true income from activities genuinely linked to its corporate purpose, being used internally as measures to assess productivity and efficiency and proving to be useful to assess the company's economic and financial performance. Therefore, they are presented by Embraer as the most appropriate non-accounting measurements for a correct understanding of its financial condition and the results of its operations.

For the adjusted EBIT and adjusted EBITDA measurements, we excluded non-recurring items, making it easier to compare the annual estimates released by the company and Net Income; there is no line for 2025 other than EVE.

Adjusted net income, net cash, ROA and ROE

In the case of the Adjusted Net Income measure, by excluding the effects of deferred tax and non-recurring items, Embraer understands that it facilitates the understanding of the net income actually generated by the company.

Net Cash is used as an indicator of Embraer's liquidity and is widely used by the market.

Additionally, we believe that the use of the non-accounting measurements described above enable investors to follow changes in the indicators released by Embraer.

The information included in this item 2.5 was prepared on the basis of the Company's financial statements and should be read and analyzed in conjunction with the information contained in the Company's individual and consolidated financial statements and their respective explanatory notes, available on the CVM website (https://www.gov.br/cvm/ptbr), of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (https://b3.com.br/pt_br/) and on the Company's Investor Relations website (https://ri.embraer.com.br/) "Financial Information" and "Results Center".

2.6 - Events subsequent to the financial statements

The issuance of the company's individual and consolidated financial statements for December 31, 2025 was approved by the Board of Directors on March 5, 2026. The subsequent events reported in the financial statements for the year 2025 were:

Early Repayment of Eve's Loan

In January 2026, the loan maturing in 2028, bearing interest at 3-month SOFR plus 3.90% p. a., with a carrying amount of R$275,120 as of the reporting date, was prepaid. No additional costs were incurred to effect the early settlement. The early payment was made as a condition for obtaining the new syndicated credit.

Execution of a Syndicated Credit Agreement

In January 2026, the Company, through its subsidiary EVE UAM, LLC, entered into a syndicated credit agreement with Banco do Brasil S.A., New York Branch, Citibank N.A., Itaú Unibanco S.A., Miami Branch, and MUFG Bank Ltd., with Banco Itaú Chile acting as administrative agent. The agreement resulted in the disbursement of a credit facility in the amount of US$150 million, bearing interest at SOFR + 3.10% p.a., maturing in 2031. The agreement is subject to a restrictive covenant, which requires compliance with a minimum debt service coverage ratio.

2.7 - Income Allocation

The Company's income allocation policy has not changed in the last fiscal year, and follows the provisions described in its bylaws, as follows:

	2025
a) Earnings retention rules	In accordance with Law No. 6,404/76 and the Company's Bylaws, the net income for the fiscal year shall be allocated as follows: **(i)** % shall be allocated, before any other allocation, to the establishment of the legal reserve, which shall not exceed 20% of the capital stock; **(ii)** an amount shall be allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years, pursuant to article 51, I, b of the Bylaws; **(iii)** an amount shall be allocated to the Investment Reserve, which shall not exceed 80% of the capital stock, to which, by proposal of the Board of Directors, a portion of up to 75% of the adjusted net income for each fiscal year may be allocated, for the purpose of: **(i)** securing funds for investments in fixed assets, without prejudice to the retention of earnings pursuant to article 196 of Law No. 6,404/76; e **(ii)** increasing working capital; and also (iii) for carrying out redemption, reimbursement or acquisition of shares of the company's capital stock. **(iii)** be used in transactions to redeem, reimburse or acquire shares in the company's capital. The Company may not establish a legal reserve in the fiscal years in which the balance of such reserve, plus the amount of capital reserves referred to in paragraph 1 of article 182 of Law No. 6,404/76, exceeds 30% of the capital stock.
a.(i) Amounts of retained earnings (in millions of Reais)	Earnings for the year: R R$1,952.9 million • Legal reserve: R$97.6 million • Investment and working capital reserve: R$1,330.4 million • Dividends: R$524.9 million
a.(ii) Percentages in relation to total declared earnings	• Legal reserve: 5.0% • Investment and working capital reserve: 68.1% • Dividends: 26.9%

b) Dividend distribution rules	The Company's shareholders shall be entitled to receive in each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the fiscal year, which shall be reduced or increased by the following amounts: (a) the amount allocated to the establishment of the legal reserve; and (b) the amount allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years; The payment of dividends determined above may be limited to the amount of net income realized during the fiscal year, provided that the difference is recorded as an unrealized revenue reserve. The profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, shall be added to the first dividend declared after realization. The dividend provided for shall not be mandatory in the fiscal year in which the Board of Directors informs the Annual General Shareholders' Meeting that such dividend is not consistent with the company's financial condition. Profits that are not distributed pursuant to paragraph 1 of art. 51 of the Company's Bylaws shall be recorded as a special reserve and, to the extent not offset by losses in subsequent fiscal years, shall be paid as a dividend as soon as the company's financial condition so permits. The Board of Directors may pay or credit, in each fiscal year, contingent on subsequent confirmation by the Annual General Shareholders' Meeting that reviews the financial statements for the fiscal year, interest on equity, in accordance with the applicable income tax law. Interest on equity shall be attributed to the amount of dividends declared by the company.
c) Frequency of dividend distributions	Dividends are distributed on an annual basis upon approval by the Annual General Shareholder´ s Meeting. When its economic and financial situation allows, Embraer may advance the distribution of dividends quarterly through Interest on Equity (IOE). The Board of Directors may decide to prepare a half-yearly balance sheet and declare interim dividends. It may also prepare a balance sheet and distribute dividends in shorter periods, provided that the total dividends paid in each half-year of the fiscal year do not exceed the amount of capital reserves. The Board of Directors may declare dividends from accumulated profits or profit reserves existing in the last annual or half-yearly balance sheet.
d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions	Except as provided in Law No. 6,404/76 and in our bylaws, we do not have restrictions on the distribution of dividends imposed by legislation or regulations, by contracts, judicial, administrative or arbitration decisions.
e) whether the issuer has a formally approved earnings allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted	Embraer has an Earnings Allocation Policy, which was approved by the Company's Board of Directors on October 26, 2018, was filed with CVM under the category of the same name and is available on the website https://ri.embraer.com.br/ in the Governance, Policies section.

2.8 - Material off-balance sheet items

(a) assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities;

(ii) written-off portfolios of receivables for which the entity maintains risks and

(iii) responsibilities, indicating the respective liabilities;

(iv) contracts for the future purchase and sale of products or services;

(v) Contracts for unfinished construction; and

(vi) Contracts for future receipts of financing

There are no assets and liabilities held by the Company that are not shown in its financial statements for the fiscal year ended December 31, 2025.

(b) Other off-balance sheet Items

There are no other material items not evidenced in the Company's financial statements for the fiscal year ended December 31, 2025.

2.9 - Comments on off-balance sheet items

(a) How these items change or may change revenue, expenses, operating income (expense), financial expenses or other items of the financial statements of the issuer

Not applicable, given that there are no off-balance sheet items in the Company's financial statements for the fiscal year ended December 31, 2025.

(b) Nature and purpose of the transaction

Not applicable, given that there are no off-balance sheet items in the Company's financial statements for the fiscal year ended December 31, 2025.

(c) Nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transaction

Not applicable, given that there are no off-balance sheet items in the Company's financial statements for the fiscal year ended December 31, 2025.

2.10 - Business plan

(a) Investments

(i) Quantitative and qualitative description of ongoing and expected investments

Embraer makes ongoing investments in updating and improving its products, processes, and industrial capabilities, with the aim of maintaining the competitiveness of its portfolio, increasing operational efficiency, and meeting the technical, regulatory, and operational demands of its customers across all market segments. These investments encompass both the expansion of production capacity and the technological development and evolution of its platforms.

In the Commercial Aviation segment, investments are primarily directed toward expanding and modernizing industrial and support capabilities, as well as continuously improving operational efficiency and the performance of products in service, in order to sustain the competitiveness of the E-Jets family in the global market and meet the growth of the installed aircraft base.

In the Executive Aviation segment, investments of approximately US$90 million are planned between 2024 and 2027, earmarked for the facilities in Gavião Peixoto (SP, Brazil) and Melbourne (FL, United States). These investments are focused on expanding production capacity by 2027, in line with the recent growth in this segment's order backlog.

In the Defense & Security segment, investments are concentrated on expanding capabilities and advancing the technology of the KC-390 Millennium platform, with the goal of increasing its competitiveness and broadening the range of missions it can perform. Among the enhancements, emphasis is placed on the development of technology packages tailored to

the requirements of customers that are member and allied nations of the North Atlantic Treaty Organization (NATO), enabling the aircraft to operate across the full range of missions required by the Alliance.

In addition, Embraer announced the expansion of the A-29 Super Tucano's capabilities to counter unmanned aerial systems (UAS), offering operators an affordable, effective, and versatile solution for this type of emerging threat.

In the Services & Support segment, the Company plans to invest approximately US$105 million between 2021 and 2026, focused on OGMA in Portugal, for the implementation of a new PW1100 and PW1900 engine overhaul line. The operation began in 2024 and is expected to reach full capacity in 2030, with an estimated annual revenue potential of US$650 million.

Additionally, investments of approximately US$70 million are planned between 2025 and 2027 at the Fort Worth (TX, United States) facility, aimed at expanding maintenance, repair, and overhaul (MRO) capacity to serve Commercial Aviation customers in North America, with an increase of more than 50% in installed capacity by 2027.

As part of investments in new businesses and innovation, Eve Air Mobility, a subsidiary of Embraer, continues to execute its technological development plan aimed at the commercial viability of its electric vertical takeoff and landing (eVTOL) aircraft. In 2025, investments were directed toward advancing the flight test campaign, with the first flight of the full-scale unmanned prototype taking place at Embraer's test facility in Gavião Peixoto (SP), marking the start of the aircraft architecture validation phase.

The program's investments include conducting a campaign involving hundreds of test flights, producing six certifiable prototypes, and advancing regulatory and certification processes with the National Civil Aviation Agency (Agência Nacional de Aviação Civil - ANAC), the primary certification authority, as well as with other international authorities, including the Federal Aviation Administration (FAA) and the European Union Aviation Safety Agency (EASA). The expectation is to achieve type certification by the end of 2027, creating the conditions for the start of commercial operations.

Regarding ongoing investments in sustainability, Embraer continued to promote the use of SAF (Sustainable Aviation Fuel) throughout 2025. In Brazil, the first domestic purchase of a batch consisting of 100% SAF was made, facilitated by Vibra, enabling progress in studies and operations using pure renewable fuel.

In the United States, there has been a growing adoption of SAF in demonstration flights, deliveries, and production operations at the Melbourne, Florida, facility. In 2025, Embraer reached 3% of its SAF usage target, representing significant progress in volume and reinforcing the Company's commitment to reducing emissions and supporting the industry's goal of achieving net-zero carbon emissions by 2050.

(ii) Sources of funds for investments

Investments consist primarily of funds associated with the development of aircraft for the Commercial and Executive Aviation markets and of Investments in industrial capacity in Brazil and abroad. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (*BNDES – Banco Nacional de Desenvolvimento Econômico e Social*), and are characterized as contributions from risk partners and advances from customers. The main financial resource raisings made by the Company in the fiscal year ended December 31, 2025 are described in Item 2.1(f), of this Brazilian Annual Report (*Formulário de Referência*).

(iii) Material ongoing and expected divestments

The Company has no ongoing or expected material divestments.

(b) Provided it has been disclosed, inform the purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the issuer

In the fiscal year ended December 31, 2025, there was no acquisition of plants, equipment, patents or other assets that would materially influence the company's production capacity.

(c) New products and services, informing (i) a description of ongoing research that has already been disclosed, (ii) total amounts invested by the company in research for the development of new products or services, (iii) ongoing projects that have already been disclosed; and (iv) total amounts invested by the issuer in the development of new products or services

Embraer conducts ongoing research and development activities aimed at updating, advancing the technology, and expanding the capabilities of its products and services, with a focus on maintaining competitiveness, increasing operational efficiency, and meeting technical and regulatory requirements across all business segments.

In Commercial Aviation and Executive Aviation, ongoing research and projects concentrate on the continuous improvement of performance, operational efficiency, reliability, and in-service support for aircraft in production, as well as on the evolution of systems, industrial processes, and production capabilities. In the Defense & Security segment, development activities are aimed at expanding the operational capabilities of existing platforms, with a focus on the KC-390 Millennium and A-29 Super Tucano.

In the area of new business ventures, Eve Air Mobility, a subsidiary of Embraer, continues to execute its technological development plan aimed at the commercial viability of an electric vertical takeoff and landing (eVTOL) aircraft. In 2025, the company made progress in its flight test program with the first flight of its full-scale unmanned prototype, in addition to directing investments toward the production of certifiable prototypes and the advancement of regulatory and certification processes with the relevant aviation authorities.

Additionally, the Company conducts research and initiatives related to sustainability, including studies and operational tests aimed at expanding the use of sustainable aviation fuels (SAF) in its operations.

In terms of financial resources, in 2025, Embraer, on a standalone basis, made research investments totaling R$330.8 million, compared to R$271.0 million in 2024, in addition to net additions to intangible assets of R$821.7 million, related primarily to the development of new products, systems, and technologies. During the same period, Eve made research investments totaling R$81.8 million and net additions to intangible assets of R$829.9 million, reflecting investments directed toward the development of its eVTOL aircraft. Considering Embraer and Eve on a consolidated basis, total investments allocated to the development of new products and services reached R$3.2 billion in 2025, compared to R$3.0 billion in 2024, including capital expenditures, research investments, and additions to intangible assets.

(d) Opportunities included in the issuer's business plan related to ESG issues

Environmental, social, and governance (ESG) issues represent significant opportunities within Embraer's business plan, particularly in the context of the aviation industry's transition to a low-carbon model. The industry has committed to achieving net-zero carbon emissions by 2050, which requires the development of new technologies, more efficient products, and scalable sustainable solutions.

In this context, Embraer identifies business opportunities in the continuous evolution of more efficient aircraft, the gradual introduction of new propulsion technologies on smaller platforms, and the expansion of solutions aimed at reducing emissions, aligned with the demands of customers, regulators, and investors. Regional aircraft are seen as initial platforms for the introduction of these technologies, which strategically positions the Company in this process of industry transformation.

The current E2 family represents an immediate opportunity in this context, as it is the most fuel-efficient single-aisle aircraft in commercial operation, with a reduction of up to 30% in emissions per seat compared to the previous generation, contributing to fleet renewal and a reduction in operators' emissions.

Additionally, Embraer is developing studies and concepts for low-emission products, including the Energia family of concepts, evaluating market applications, technological requirements, and viable business models, recognizing that the feasibility of these solutions depends on investments and cooperation across the entire aviation ecosystem, including infrastructure, regulation, and the supply chain.

In the context of new business ventures, urban air mobility represents a significant opportunity through the development of electric vertical takeoff and landing (eVTOL) aircraft, which have the potential for use in major urban centers, contributing to mobility solutions with lower environmental impact and reduced noise levels.

In addition, the Company identifies opportunities associated with expanding the use of sustainable aviation fuels (SAF), both in supporting the development of the SAF supply chain and in its operational adoption, contributing to the reduction of emissions in the short and medium terms.

Finally, Embraer's environmental commitments, including carbon-neutral growth, carbon-neutral operations, and the use of electricity from renewable sources, drive gains in operational efficiency, technological innovation, and the strengthening of the Company's competitive position in the long term.

By 2025, the goals had evolved and translated into concrete actions on several fronts, such as: Embraer has implemented various initiatives to advance its sustainability journey. In terms of energy transition and efficiency, 2025 saw significant changes:

- Biomethane in operations: after Gavião Peixoto (SP) became a pioneer in 100% biomethane-powered operations, Embraer expanded the initiative to Botucatu (SP) in 2025, and the project is currently being planned for expansion to other sites in 2026.
- Renewable energy: Brazil and OGMA, Portugal, already operate 100% on electricity from renewable sources (solar and wind), and in 2025, the company made progress in the United States with the solar project in Melbourne, Florida, where more than 1,900 panels went into operation, with the potential to supply a large portion of the unit's Customer Service Center. In addition, Embraer joined the SolarTogether program (Florida Power Light), with the potential to offset approximately 10 GWh in the first year. In total, 80% of the corporate goal of being 100% powered by renewable energy by 2030 has already been achieved.

This was also a year of progress in managing greenhouse gas emissions and preparing for climate transparency: Embraer integrated the assessment of physical and climate transition risks into its ERM (Enterprise Risk Management) and is preparing to disclose information in accordance with IFRS S1/S2 and the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures), within the deadline established by CVM (Brazilian Securities and Exchange Commission).

2.11 - Other factors that have materially influenced operational performance

Main events that occurred in the year and impacts on the financial statements:

Current scenario of tariffs imposed by the United States

In July 2025, the United States government announced new tariffs applicable to certain products imported from Brazil, with rates that could reach up to 50%. Products related to the Company's operations, including aircraft, parts and components used in Commercial and Executive Aviation activities, remained subject to the previously disclosed general tariff rate of 10%, and the maximum rate did not apply to them. Management assessed that the financial impact of such tariffs is expected to be lower than the nominal 10% rate, since a significant portion of the components used in aircraft manufacturing is of U.S. origin, thereby reducing the base subject to tariffs applicable exclusively to Brazilian products. Therefore, these tariffs are not expected to materially affect the Company's growth targets.

In the fourth quarter of 2025, specific analyses were completed regarding the potential effects of the tariffs on the Company's cost structure, margins, and profitability. Given the uncertain regulatory environment and the possibility of additional revisions by the United States government - as well as potential retaliatory measures by other countries, Management maintained continuous monitoring of the announced measures and their potential developments, and continued implementing the necessary actions to mitigate the effects of the tariffs on the Company's operations.

On February 20, 2026, the U. S. Supreme Court ruled that the tariffs imposed by the government based on the International Emergency Economic Powers Act (IEEPA) are unconstitutional and therefore cannot be enforced. On the same date, the government announced the imposition of new 10% tariffs based on Section 122 of the Trade Act of 1974, providing for a specific exemption for aircraft and their parts and components. In this context of uncertainty, the Company will continue assessing this and other changes in the scenario to determine any potential impacts on its operations.

Tax Reform

In 2026, the transition of the Brazilian Consumption Tax Reform (Reforma Tributária sobre o Consumo - "RTC") began in Brazil. In the first year, on an experimental basis, companies will only be required to report the new taxes, Contribution on Goods and Services (Contribuição sobre Bens e Serviços - "CBS") and Tax on Goods and Services (Imposto sobre Bens e Serviços -"IBS"), in their tax documents, without the obligation to collect them. The transition will occur gradually until 2032.

Changes to the tax burden, such as the elimination of current taxes and the introduction of the new ones, are scheduled to begin only in 2027. Although the RTC already has enacted legal provisions, its implementation depends on regulation and the issuance of complementary rules. As of the authorization date for issuance of these financial statements, there is no official definition of the applicable rates, only unofficial estimates. Only after regulation is issued will it be possible to conduct a complete mapping and diagnostic assessment of the impacts.

Based on the legislation already enacted, especially Complementary Law No. 214 of 2025, the Company believes that the RTC will have positive effects on its business. The simplification and modernization of the model for taxation on the consumption of goods and services in Brazil are expected to provide greater transparency and reduce bureaucracy.

The Company continuously monitors discussions on the matter and is in compliance with the obligations imposed by the RTC to date.

Conflicts in the Middle East

The Company continues to closely monitor developments in the conflicts in the Middle East, a region where the security environment remains unstable. Although no direct impacts

on operations or the supply chain have been identified to date, the Company continues monitoring potential risks that may affect its activities, including with respect to the supply of materials, logistics costs, and possible transportation disruptions.

As of December 31, 2025, the Company does not have material assets or liabilities exposed to the Middle East region; therefore, no material accounting impact was identified as of the authorization date for issuance of these financial statements.

Russia – Ukraine Conflict

In compliance with international sanctions imposed on Russia, Belarus, and certain regions of Ukraine under applicable laws, the Company has maintained, since March 2022, the suspension of the supply of parts, maintenance, and technical support to customers affected by such sanctions.

Although no significant risks to operational continuity have been identified, the Company continues to monitor developments in the conflict and their potential implications for the global supply chain.

As of December 31, 2025, the Company does not have material assets or liabilities exposed to Russia, Belarus, or Ukraine; therefore, no material accounting impact was identified as of the authorization date for issuance of these financial statements.

Amendment to the contract executed with the Brazilian Air Force Command

In August 2025, Embraer and the Brazilian Air Force Command entered into a mutual agreement to reduce from 19 to 18 units the total number of KC-390 Millennium aircraft to be delivered under the existing contract. This contractual amendment did not generate negative impacts on results or on cash flow, as the aircraft removed from the contract has already been redirected for sale to another customer.

ANNEX II

ALLOCATION OF NET INCOME (INFORMATION SPECIFIED IN ANNEX A OF CVM RESOLUTION 81/22)


E2

1. Inform the net income for the fiscal year

Net income for the fiscal year	R$ 1,952,951,226.17

2. Inform the aggregate amount and the value per share of dividends, including advance dividends and interest on equity capital already declared

Aggregate amount - Distributions (dividends and interest on gross equity capital)	R$ 524,886,268.51
Aggregate amount - Distributions (dividends and interest on net equity capital)	R$ 463,825,916.22
Value per share of the aggregate amount – Distributions (dividends and interest on gross equity capital)	R$ 0.7166543566 (1)
Value per share of the aggregate amount – Distributions (dividends and interest on net equity capital)	R$ 0.63328550103 (1)

(1) Value per share refers to the value per share of the distributions, excluding treasury shares with a reference date of March 6, 2026. This amount may change in the event of an increase in the number of outstanding shares by the date of the AGM.

3. Inform the percentage of the net income distributed for the fiscal year

Percentage of net income distributed	26.88%, considering interest on gross equity capital 23.75%, considering interest on net equity capital
Percentage of adjusted net income (pursuant to Section 202 of the Brazilian Corporation Law and Section 51 of the Bylaws) distributed	28.29%, considering interest on gross equity capital 25.00%, considering interest on net equity capital

4. Inform the overall amount and the value per share of dividends distributed based on profits from previous years

Not applicable, given that dividends based on profit from previous years have not been distributed.

5. Inform, after deducting the dividends paid in advance and interest on equity capital already declared:

a) The gross amount of dividends and interest on equity capital, on a segregated basis, per share of each type and class

Dividends	R$ 7,646,097.51
Value per common share	R$ 711,833,141

(1) Value per share refers to the value per share of the distributions, excluding treasury shares with a reference date of March 6, 2026. This amount may change in the event of an increase in the number of outstanding shares by the date of the AGM.

b) The form and term of payment of dividends and interest on equity capital

The payment of dividends will be made to shareholders, in cash, until May 25, 2026. The Company will release a notice to shareholders with further details on the payment procedures.

Regarding holders of American Depositary Receipts (ADRs) referenced to shares issued by the Company and traded on the New York Stock Exchange (NYSE), the payment of dividends shall be made in accordance with applicable procedures by the depositary bank, JPMorgan Chase Bank, N.A.

c) Possible incidence of adjustment and interest on dividends and interest on equity capital

There will be no incidence of adjustment and interest on dividends to be declared by the general shareholders' meeting.

d) Declaration date of dividends and interest on equity capital for the purpose of identifying shareholders entitled to receive payment

All shares outstanding on the reference date of May 11, 2026 shall be entitled to receive the declared dividends, and the Company's shares will be traded on B3 and the New York Stock Exchange, ex-dividend, as of, and including, May 12, 2026.

Regarding holders of American Depositary Receipts (ADRs) referenced to shares issued by the Company and traded on the New York Stock Exchange (NYSE), the payment of dividends shall be made in accordance with applicable procedures by the depositary bank, JPMorgan Chase Bank, N.A.

6. In the event dividends or interest on equity capital have been declared based on earnings recorded in half-yearly balance sheets or in shorter periods

a) Inform the amount of dividends or interest on equity capital already declared

b) Inform the date of the respective payments

Distribution	Amount	Payment Date for B3[1]
Interest on equity capital declared at the Board of Directors' meeting held on April 29, 2025	Gross amount of R$ 142,767,683.00 (one hundred forty-two million, seven hundred sixty-seven thousand, six hundred eighty-three reais). Net amount of R$ 122,830,253.65 (one hundred twenty-two million, eight hundred thirty thousand, two hundred fifty-three reais and sixty-five cents).	To be paid by May 20, 2026
Interest on equity capital declared at the Board of Directors' meeting held on August 7, 2025	Gross amount of R$ 66,897,483.25 (sixty-six million, eight hundred ninety-seven thousand, four hundred eighty-three reais and twenty-five cents). Net amount of R$ 57,555,286.07 (fifty-seven million, five hundred fifty-five thousand, two hundred eighty-six reais and seven cents).	To be paid by May 20, 2026
Interest on equity capital declared at the Board of Directors' meeting held on November 6, 2025	Gross amount of R$ 147,898,208.75 (one hundred forty-seven million, eight hundred ninety-eight thousand, two hundred eight reais and seventy-five cents). Net amount of R$ 127,244,307.72 (one hundred twenty-seven million, two hundred forty-four thousand, three hundred seven reais and seventy-two cents).	To be paid by May 20, 2026
Interest on equity capital declared at the Board of Directors' meeting held on December 8, 2025	Gross amount of R$ 79,676,796.00 (seventy-nine million, six hundred seventy-six thousand, seven hundred ninety-six reais). Net amount of R$ 68,549,971.28 (sixty-eight million, five hundred and forty-nine thousand, nine hundred and seventy-one reais and twenty-eight cents).	Paid in full on January 14, 2026
Interim dividends based on the balance sheet as of October 31, 2025, declared at the Board of Directors' meeting held on December 8, 2025	R$ 80,000,000.00 (eighty million reais).	Paid in full on December 22, 2025

(1) Regarding holders of American Depositary Receipts (ADRs) referenced to shares issued by the Company and traded on the New York Stock Exchange (NYSE), the payment of dividends shall be made in accordance with applicable procedures by the depositary bank, JPMorgan Chase Bank, N.A.

7. Provide a comparative table indicating the following values per share of each type and class:

a) Net income for the fiscal year and for the 3 (three) previous fiscal years

	Net Income	Earnings per common share [1]
2022	Not applicable	Not applicable
2023	R$ 783,558,936.00	R$ 1.0666
2024	R$ 1,918,850,400.00	R$ 2.6120
2025	R$ 1,952,951,226.17	R$ 2.6665

(1) For purposes of disclosing earnings per share, basic earnings per share are calculated by dividing the income attributable to the Company's shareholders by the weighted average number of shares outstanding during the period, in accordance with the criteria established in CPC 41 – Earnings per Share.

b) Dividend and interest on equity capital distributed in the 3 (three) previous fiscal years

Dividends	Dividend Amount	Dividends per common share
2022	Not applicable	Not applicable
2023	Not applicable	Not applicable
2024	R$ 51,429,524.76	R$ 0.07000711694
Interest on equity capital	**Interest on equity capital**	**Interest on equity capital per common share**
2022	Not applicable	Not applicable
2023	Not applicable	Not applicable
2024	Not applicable	Not applicable

8. In the event income is allocated to the legal reserve

a) Identify the amount allocated to the legal reserve

Legal reserve	R$ 97,647,561.31

b) Detail the calculation method for the legal reserve

Net income for the fiscal year	R$ 1,952,951,226.17
(-)Absorption of accumulated losses	R$ 0.00
Net income (basis for Legal reserve)	R$ 1,952,951,226.17
Legal reserve – 5% on net income	R$ 97,647,561.31

9. In the event the company has preferred shares entitled to fixed or minimum dividends

a) Describe how fixed or minimum dividends are calculated

b) Inform whether the income for the fiscal year is sufficient for the full payment of fixed or minimum dividends

c) Identify whether any unpaid portion is cumulative

d) Identify the aggregate amount of fixed or minimum dividends to be paid to each class of preferred shares

e) Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, considering that the Company does not have preferred shares entitled to fixed or minimum dividends.

10. Regarding the mandatory dividendo

a) Describe the calculation method provided for in the bylaws

SECTION 51 of the Bylaws - The shareholders shall be entitled to receive each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules:

I - the net income for the fiscal year shall be reduced or increased by the following amounts :

a) the amounts allocated to the legal reserve; and

b) the amounts allocated to a contingency reserve, and reversal of any such reserve established in a preceding year;

II - payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve;

III - profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, shall be added to the first dividend to be paid after realization.

b) Inform whether it is being paid in full

The amount equivalent to the mandatory dividend in the amount of R$ 463,825,916.22 (four hundred and sixty-three million, eight hundred and twenty-five thousand, nine hundred and sixteen reais and twenty-two cents), calculated according to abovementioned terms, will be paid in full.

c) Inform any amount retained

Not applicable.

11. In the event of retention of the mandatory dividend due to the Company's financial condition

a) Inform the amount of the retention

b) Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

c) Justify the retention of dividends

Not applicable.

12. In the event there is any allocation of income to the contingency reserve

a) Identify the amount allocated to the reserve

b) Identify the loss considered probable and the cause thereof

c) Explain why the loss was considered probable

d) Justify the establishment of the reserve

Not applicable.

13. In the event there is an allocation of income to the reserve for unrealized profits

a) Inform the amount allocated to the reserve for unrealized profits

b) Inform the nature of the unrealized profits that gave rise to the reserve

Not applicable.

14. In the event there is any allocation of income to reserves provided for in the bylaws

a) Describe the provisions set forth the bylaws that establish the reserve

Investment and Working Capital Reserve

Section 52 of the Bylaws - The Company shall maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; and (ii) increase working capital; or (iii) carry out a redemption, reimbursement or purchase of shares of the Company's capital stock.

PARAGRAPH 1 - Subject to the applicable statutory limitation, such reserve may not exceed 80% of capital stock.

PARAGRAPH 2 - According to a proposal of the Board of Directors, the Shareholders' Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, in whole or in part, to an increase of the capital stock, including by way a bonus issue of new shares.

b) Identify the amount allocated to the reserve

Allocation of Reserve for Investment and Working Capital	R$ 1,330,417,396.35

c) Describe how the amount was calculated

The Reserve for Investment and Working Capital was determined by deducting from the net income for the fiscal year:
a – Absorption of accumulated losses;
b - Legal reserve;
c – Reconstitution of subsidy reserves;
d – Proposed dividends;
e – Allocation of Reserve for investment and working capital.

Net income	R$ 1,952,951,226.17
Absorption of accumulated losses	R$ 0.00
Legal reserve (5% on N.I)	(R$ 97,647,561.31)
Proposed dividends	(R$ 524,886,268.51)
Allocation of reserve for investment and working capital to compose the basis for distribution of profits for the fiscal year	R$ 1,330,417,396.35

15. In the event there is any profit retention provided for in the capital budget

a) Identify the amount of the retention

b) Provide a copy of the capital budget

Not applicable.

16. In the event there is any allocation of income to the tax incentive reserve

a) Inform the amount allocated to the reserve

b) Explain the nature of the allocation

Not applicable.

INFORMATION ABOUT THE CANDIDATES FOR THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL (ITEMS 7.3 TO 7.6 OF THE BRAZILIAN ANNUAL REPORT OF RCVM 80)

ANNEX III


BUSINESS HERO

7.3 - Composition and professional experience of the candidates for the Board of Directors and the Fiscal Council:

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	**Profession**	**Elected as**	**Date of investiture**	**Elected by the controlling shareholder**	**Start date of first term**
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Maurício Augusto Silveira de Medeiros	July 19,1965	Board of Directors	April 29, 2026	1 year	
027.838.498-60	Air Lieutenant-Brigadier	Board of Directors (Effective)	April 29, 2026	No	April 25, 2025
No.					

The main professional experiences in the last five years are:

(i) Embraer S.A.: Effective member of the Board of Directors since September 2025 and alternate member from April to September 2025. Company's Main Activity: Aeronautics;

(ii) Federal Government: Director-General of the Department of Airspace Control since February 2025; Director-General of the Department of Aerospace Science and Technology, from March 2022 to February 2025;

(iii) Commander of the First Regional Air Command from February 2021 to February 2022; and

(iv) Chief of Staff of the Joint Staff of the Armed Forces, from February 2019 to March 2021.

Management positions held in other companies or third-sector organizations:

None.

Education:

(i) Air Force Officer Training Course at Academia da Força Aérea;

(ii) Officer Advanced Training Course at Escola de Aperfeiçoamento de Oficiais;

(iii) Command and General Staff Course at Escola de Comando e Estado-Maior

(iv) Joint Service Defense Course at École de Guerre - Paris/France; and

(v) Postgraduate degree in Administrative Management from Universidade Federal Fluminense (UFF).

Statements: Mr. Maurício Augusto Silveira de Medeiros has declared that none of the following events has occurred in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity. Mr. Maurício Augusto Silveira de Medeiros has declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Walcyr Josué de Castilho Araújo	April 11, 1965	Board of Directors	April 29, 2026	1 year	
062.996.628-16	Air Lieutenant-Brigadier	Board of Directors (Effective)	April 29, 2026	No	April 29, 2026

No.

The main professional experiences in the last five years are:

(i) Chief of Staff of the Air Force, since September 2025;

(ii) Chief of Joint Operations of the Joint Staff of the Armed Forces, 2024/2025;

(iii) Chief of Strategic Affairs of the Joint Staff of the Armed Forces, 2023/2024; and

(iv) Chief of Staff of the General Support Command, 2021/2023.

Management positions held in other companies or third-sector organizations:

None.

Education:

(i) Air Force Officer Training Course at Academia da Força Aérea;

(ii) Officer Advanced Training Course at Escola de Aperfeiçoamento de Oficiais;

(iii) Command and General Staff Course at Escola de Comando e Estado-Maior;

(iv) Specialization in Systems Analysis at ITA;

(v) MBA in Administrative Management at UFF; and

(vi) Advanced Studies Course in Politics and Strategy – ESG.

Statements: Mr. Walcyr Josué de Castilho Araújo has declared that none of the following events has occurred in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity. Mr. Walcyr Josué de Castilho Araújo has declared to the Company that he is a politically exposed person as defined in applicable regulations, serving as Chief of Joint Operations of the Joint Staff of the Armed Forces for 2024–2025; Chief of Strategic Affairs of the Joint Staff of the Armed Forces, due to the positions held in recent years, as detailed above.

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Alexandre Navarro Garcia	September 26, 1966	Fiscal Council	April 29, 2026	1 year	
385.346.061-53	Management Member	45 - F.C. (Effective) Elected by Common Minority Shareholders	April 29, 2026	No	April 25, 2024

No.

The main professional experiences in the last five years are:

(i) Embraer S.A.: Effective member of the Fiscal Council since November 2024. Company's Main Activity: Aeronautics.

(ii) Faculdade Miguel Arraes: General Director (Rector) since August 2021. Main activity: Higher education training (in the process of recognition with the MEC/INEP)

(iii) Infraero: Member of the Fiscal Council since April 2021. Main activity: Airport administration and operation and exploitation of airport infrastructure.

(iv) Member of the Board of Directors of Riogaleão from April 2021 to September 2021. Main Activity: Administration and operation of Tom Jobim International Airport/RJ

(v) FGV: Member of the Mediation and Arbitration Chamber; since 2018. Main activity: Mediation and Arbitration;

(vi) Finep: Superintendent of Compliance, Integrity, and Risk Management at FINEP since September 2024. Main Activity: Innovation Agency;

(vii) Laboratório de Responsabilidade Social e Sustentabilidade (LARES/UFRJ): Post-graduate professor. Main Activity: Education.

Management positions held in other companies or third-sector organizations:

(i) Fundação João Mangabeira. Vice-President, since 2019. Main activity: Research, political education, production of Government Plans and Programs

Education: Bachelor's degree in Business Administration and Master of Arts (M.A.) in Comparative Studies of the Americas; postgraduate degrees in Public Management (ENAP) and in Parliamentary Advisory Services and Legislative Proceedings, both from Universidade de Brasília (UNB); and a postgraduate degree in Legislative Law (UFMS), with a specialization in Mediation and Arbitration (FGV). Certification in "Advanced Training in Governance, Integrity, and Capital Markets for Managers of Public Companies and Government-Controlled Entities" (IBGC) and "Prevention of Money Laundering and Terrorist Financing", "Corruption Prevention and Combating," and "Risk Management for Members of Management, Officers, and Directors of Banks" (BRB)

Statements: Mr. Alexandre Navarro Garcia has declared that he has not been a party to any of the following events in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity. Mr. Alexandre Navarro Garcia has declared to the Company that he is a politically exposed person as defined in applicable regulations, serving as Superintendente of FINEP since September 2024.

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Carla Alessandra Trematore	October 30, 1975	Fiscal Council	April 29, 2026	1 year	Yes
248.855.668-86	Accountant	Chair of the Fiscal Council Elected by Common Minority Shareholders	April 29, 2026	No	April 26,2022

No.

The main professional experiences in the last five years are:

(i) Embraer S.A.: Effective member of the Fiscal Council since April 2023, Vice-Chair since April 2024 and alternate member from April 2022 to April 2023. Company's Main Activity: Aeronautics;

(ii) RUMO S.A.: Independent Member of the Audit Committee since November 2025; full member of the Fiscal Council from April 2023 to November 2025; and alternate member of the Fiscal Council from July 2020 to April 2023. Main business activity: logistics operator;

(iii) Hypera S.A.: Full member of the Audit Committee since June 2025. Main business activity: logistics operator;

(iv) Natura &Co Holding S.A.: Effective member of the Fiscal Council from April 2024 to April 2025. Main business activity: development, manufacturing, and commercialization of cosmetics, fragrances, and personal care products;

(v) Americanas S.A.: Independent member of the Audit Committee since September 2024. Main business activity: retail across multiple categories, including electronics, home appliances, fashion, food, and household goods;

(vi) Allied Brasil S.A.: Independent member of the Board of Directors since September 2023 and Independent member of the Audit Committee since June 2021. Main business activity: consumer electronics retail;

(vii) Cosan S.A.: Independent member of the Audit Committee since August 2023; efffective member of the Fiscal Council from April 2022 to April 2023; and alternate member of the Fiscal Council from April 2018 to March 2022. Main business activity: energy;

(viii) Agrogalaxy Participações S.A.: Independent member of the Audit Committee since December 2022. Main business activity: retail of agricultural inputs and agribusiness services;

(ix) CI&T: Independent member of the Board of Directors and the Audit Committee since September 2022. Main business activity: digital solutions;

(x) BR Advisory Partners Participações S.A.: Independent member of the Board of Directors and the Audit Committee since April and February 2022, respectively. Main business activity: investment banking;

(xi) Localiza S.A.: Member of the Fiscal Council since May 2021. Main business activity: car rental;

(xii) ISA CTEEP S.A.: Member of the Fiscal Council since April 2019. Main business activity: electric power transmission;

(xiii) Ânima Educação S.A.: Member of the Fiscal Council since October 2018. Main business activity: higher education;

(xiv) Comgás S.A.: Member of the Fiscal Council since April 2018. Main business activity: piped natural gas distribution concessionaire;

(xv) Grupo Oncoclínicas S.A.: Independent member of the Audit Committee from June 2021 to May 2024. Main business activity: management and operation of oncology services; and

(xvi) BRB – Banco de Brasília S.A.: Member of the Board of Directors from December 2020 to March 2021. Main business activity: financial institution.

Management positions held in other companies or third-sector organizations:

(i) Associação de Apoiadores do Instituto Gerando Falcões: Member of the Fiscal Council since October 2025. Main activity: non-profit organization acting as the manager and governance body of major donation funds established to finance the projects and programs of Instituto Gerando Falcões.

Education:

(i) Bachelor's degree in Computer Science from Universidade Estadual Paulista - UNESP, completed in 1996.

(ii) Accounting Sciences from the Pontifícia Universidade Católica de Minas Gerais - PUC Minas, completed in 2018.

Statements: Mrs. Carla Alessandra Trematore has declared that she has not been a party to any of the following events in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity. Mrs. Carla Alessandra Trematore has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Raphael Manhães Martins	February 8, 1983	Fiscal Council	April 29, 2026	1 year	
096.952.607-56	Lawyer	C.F. (Effective) Elected	April 29, 2026	No	April 25, 2024

No.

The main professional experiences in the last five years are:

(i) Embraer S.A.: Member of the Fiscal Council since April 2024. Main business activity: aerospace;

(ii) Vale S.A.: Member of the Fiscal Council since 2015, serving as Chair since 2024. Main business activity: mining;

(iii) Americanas S.A.: Member of the Fiscal Council since 2023. Main business activity: retail;

(iv) Light S.A.: Member of the Board of Directors from 2023 to 2025. Main business activity: electric power;

(v) Oi S.A.: Member of the Board of Directors since 2021. Main business activity: telecommunications;

(vi) Cielo S.A.: Member of the Fiscal Council from 2022 to 2023. Main business activity: payment services and financial services;

(vii) Bradespar S.A.: Member of the Fiscal Council from 2022 to 2023. Main business activity: holding company;

(viii) Companhia Paranaense de Energia – Copel S.A.: Member of the Fiscal Council from 2021 to 2023. Main business activity: electric power;

Management positions held in other companies or third-sector organizations:

Mr. Raphael Manhães Martins does not hold management positions in other companies or third sector organizations.

Education:

(i) Bachelor of Laws (LL.B.) from Universidade do Estado do Rio de Janeiro (UERJ);

(ii) Master's candidate in Economics and Finance at Fundação Getulio Vargas (FGV).

Statements: Mr. Raphael Manhães Martins has declared that he has not been a party to any of the following events in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

Mr. Raphael Manhães Martins declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Magali Rogéria de Moura Leite	July 24, 1971	Fiscal Council	April 29, 2026	1 year	
019.732.628-70	Accountant	48 - F.C.(Alternate) Elected	April 29, 2026	No	March 28, 2023

No.

The main professional experiences in the last five years are:

(i) Embraer S.A.: Alternate member since April 2024 and independent member and Vice-Chair of the Fiscal Council, form April 2023 to April 2024. Company's Main Activity: Aeronautics;

(ii) Terra Santa S.A.: Member of the Board of Directors since April 2023. Company's Main Activity: Agribusiness;

(iii) Via Varejo S.A.: Member of the Fiscal Council since April 2021. Company's Main Activity: Retail and digital banking;

(iv) Corpóreos Serviços Terapêuticos S.A. (Espaço Laser): Chief Executive Officer (CEO) since March 2024 and Chief Financial Officer (CFO) from March 2023 to March 2024. Main business activity: laser hair removal;

(v) Comerc Energia: Member of the Audit Committee since August 2021 Company's Main Activity: Renewable energy;

(vi) Tecnisa.: Member of the Fiscal Council from September 2020 to September 2022. Company's Main Activity: Construction;

(vii) Eletrobrás - Furnas.: Member of the Board of Directors from November 2018 to October 2021. Company's Main Activity: Energy.

Management positions held in other companies or third-sector organizations:

(i) IBEF SP: President biennium 2023-2025.

Education:

(i) FIPECAFI: Bachelor's degree in Accounting Sciences;

(ii) UFRJ: Postgraduate degree in Economic Analysis;

(iii) IBMEC: MBA in Business Management;

(iv) University of Chicago: Certification in the M&A Executive Program;

(v) Stanford University: Certification in the Executive Program in Strategy & Organization.

Statements: Mrs. Magali Rogéria de Moura Leite has declared that she has not been a party to any of the following events in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

Mrs. Magali Rogéria de Moura Leite has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Leonardo José da Silva Neves Gonzaga	February 25, 1977	Fiscal Council	April 29, 2026	1 year	
071.082.207-33	Accountant	48 - F.C. (Alternate) Elected	April 29, 2026	No	November 14, 2024

No.

The main professional experiences in the last five years are:

(i) Embraer S.A.: Alternate member of the Fiscal Council since November 20244. Company's Main Activity: Aeronautics;

(ii) Tupy S.A.: Effective member of the Finance and Investment Committee from November 2024 to March 2025. Main business activity: metallurgy;

(iii) Brasiliana Participações S.A.: Alternate member of the Fiscal Council in 2024. Main business activity: electric power;

(iv) Energisa S.A.: Alternate member of the Fiscal Council from April 2023 to April 2024. Company's Main Activity Electricity sector.

Management positions held in other companies or third-sector organizations:

Mr. Leonardo José da Silva Neves Gonzaga does not hold a management position in other companies or third sector organizations.

Education:

(i) Accountant, graduated from the Universidade do Estado do f Rio de Janeiro (UERJ);

(ii) MBA in Corporate Finance from IBMEC;

(iii) CFG Certification from ANBIMA; and

(iv) Fiscal Council Member Certification from IBGC.

Statements: Mr. Leonardo José da Silva Neves Gonzaga has declared that he has not been a party to any of the following events in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity.

Mr. Leonardo José da Silva Neves Gonzaga has declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company					
Professional experience / Statement of any adverse judgments					
Patrícia Leisnock	July 9, 1973	Fiscal Council	April 29, 2026	1 year	
133.012.558-41	Chief Financial Officer	48 - F.C. (Alternate) Elected	April 29, 2026	No	November 14, 2024
No.					

The main professional experiences in the last five years are:

(i) Embraer S.A.: Alternate member of the Fiscal Council since November 2024. Company's Main Activity: Aeronautics.

(ii) Monte Rodovias S.A: Alternate member of the Board of Directors from July 2021 to June 2023. Company's Main Activity: Highway concessions.

Management positions held in other companies or third-sector organizations:

(i) Instituto Serendipidade: member of the Board of Directors from March 2020 to July 2023.

Education:

(i) Bachelor's degree in accounting – FEAO, 1998;

(ii) MBA in Healthcare Management – INSPER, 2005;

(iii) Advanced Boardroom Program for Women - Saint Paul Escola de Negócios, São Paulo, Brazil, 2019;

(iv) Training in Governance, Risk and Compliance by KPMG Risk University, 2020;

(v) Training in Organizational Mediation by Concadora and Instituto EcoSocial, 2024.

Statements: Ms. Patrícia Leisnock has declared that she has not been a party to any of the following events in the past 5 years: (i) any criminal conviction, even if not yet final and unappealable, indicating the current stage of the proceedings; (ii) any adverse judgement in an administrative proceeding of CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed, even if not yet final and unappealable, indicating whether the corresponding proceeding is under appeal at the National Financial System Appeals Council; (iii) any final and unappealable adverse judgement, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified him from practicing any professional or commercial activity. Mrs. Patricia Leisnock has declared to the Company that she is not a politically exposed person as defined in applicable regulations.

7.4 - Composition of statutory committees and audit, finance and compensation committees:

Not applicable, since the candidates listed above do not hold such positions.

7.5 - Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer's management, (b) (i) members of the issuer's management and (ii) members of the management of the issuer's direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer's direct or indirect controlling shareholders, and (d) (i) members of the issuer's management and (ii) members of the management of the issuer's direct or indirect controlling shareholders:

No such relationships exist in connection with the above candidates.

7.6 - Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer's management and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds the entire capital stock; (b) the issuer's direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons

No such relationships exist in connection with the above candidates.

ANNEX IV

MANAGEMENT COMPENSATIOM (SECTION 13, SUBPARAGRAPH II, OF CVM RESOLUTION NO. 81/22)


KC-390

8. Management Compensation

8.1- Describe the compensation policy or practice for the board of directors, the statutory and non-statutory board of executive officers, the fiscal council, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

(a) Objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, the websites where the document is available

The Company currently has on effect a Management Compensation Policy applicable to all members of the Board of Directors, the Advisory Committees, and the Statutory Board of Executive Officers. The latest revision of such policy was approved by the Board of Directors on October 26, 2018.

The abovementioned Policy is available on the Company's Investor Relations website (https://ri.embraer.com.br/governanca/politicas/) and on the website of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários – CVM*) (www.gov.br/cvm). The purpose of this policy is to attract, retain and incentivize highly qualified professionals who are aligned with the Company's principles and values and with the long-term interests of its shareholders.

Accordingly, the Company bases its compensation practices on the monitoring of the external environment conducting annual comparisons with benchmark markets comprised of competitors in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or organizations that adopt compensation strategies consistent with those practiced by the Company.

(b) Practices and procedures adopted by the board of directors to determine the individual compensation of the members of the board of directors and board of executive officers, informing:

i. The bodies and committees that participate in the decision-making process, identifying how they participate.

Once the General Shareholders' Meeting has been determined the aggregate annual compensation, the Board of Directors is responsible for resolving on the individual allocation of the compensation for the members of the Board of Directors, the Board of Executive Officers (including the Statutory Board of Executive Officers and the Non-Statutory Board of Executive Officers) and, when in place, the Fiscal Council, as well as for approving the compensation of the advisory committees.

The People and ESG Committee, pursuant to its internal regulations revised by the Board of Directors on August 12, 2021, aims to advise the Board of Directors in defining and approving the Company's compensation and human resources policy, particularly with regard to remuneration and benefits criteria, as well as the individual compensation of the members of management.

Additionally, the People and ESG Committee is responsible for managing long-term incentive programs, in accordance with the guidelines approved by the Board of Directors.

ii. criteria and methods used to determine individual compensation, informing whether studies to verify market practices are used, and if so, the comparison criteria and scope of these studies.

The amounts of compensation paid by the Company to the members of the Board of Executive Officers (including the Statutory Board of Executive Officers and the Non-Statutory Board of Executive Officers), the Board of Directors, and the advisory committees are determined based on criteria that take into account the complexity, level of responsibility, sophistication, and challenges inherent in the Company's business.

To determine individual compensation, the Company conducts periodic comparisons with market practices through studies and surveys carried out by specialized external consulting firms, which include, among others, competitors in the segments in which the Company operates, Brazilian multinationals, publicly traded companies, or organizations that adopt compensation strategies compatible with those practiced by the Company, in accordance with the guidelines established in its compensation strategy.

iii. How often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors, based on a recommendation from the People and ESG Committee, annually assesses the adequacy of the Company's Compensation Policy and metrics thereof, taking into account up-to-date market research and data, as well as the Company's economic and financial situation, in accordance with the guidelines established in said policy.

This assessment seeks to prioritize the retention of executives and the alignment of their interests with those of shareholders. In this context, the greater the impact of the position occupied on the Company's results, the greater the weight attributed to the variable portions of compensation, comprised by the Short-Term Incentive (Incentivos de Curto Prazo - ICP) and Long-Term Incentive (*Incentivos de Longo Prazo - ILP*), which reflect, respectively, the Company's profitability and value appreciation.

The Long-Term Incentive (ILP) constitutes only a reference value for the current fiscal year, and the acquisition of the right to its actual receipt will take place at a future date, according to the conditions and criteria set forth in the specific policy.

(c) Composition of compensation, informing:

i. Description of the compensation elements and the objectives of each one

The following are considered as compensation elements:

- **Fixed compensation:** Includes salary or fees, direct and indirect benefits and compensation for participation in committees, among other items. Its purpose is to reward short-term performance, taking into account the responsibilities and duties of the position.
- **Variable compensation:** Includes bonuses, profit sharing, and other instruments, Its purpose is to incentivize and reward short- and medium-term performance, in line with the Company's operating and financial results.
- **Stock-based compensation:** Consists of a long-term incentive program, which includes phantom shares, with the objective of aligning the interests of executives with those of shareholders and stimulating value creation in the medium and long term.

Board of Directors

Members of the Board of Directors receive a fixed monthly compensation and may, on an optional basis, subscribe to group life insurance and health insurance, provided that they bear all inherent costs. There is no provision for variable compensation for members of this body.

The adoption of exclusively fixed compensation for the Board of Directors aims to ensure alignment with best practices in corporate governance and the market, preserving the independence of board members in the performance of their duties.

Advisory Committees

Members of the advisory committees (Audit, Risk and Ethics, People and ESG and Strategy and Innovation Committees) receive a specific monthly fixed compensation for participating in each committee, limited to participation in up to two committees. There is no provision for variable compensation for members of the Advisory Committees.

The adoption of exclusively fixed compensation for participation in committees aims to ensure alignment with best practices in corporate governance and the market.

Members of the Board of Directors appointed to serve on the Advisory Committees may accumulate the compensations applicable to the positions they hold, subject to applicable rules.

Board of Executive Officers

Members of the Statutory Board of Executive Officers and Non-statutory Board of Executive Officers receive:

- **Fixed Monthly Compensation:** Determined on an annual basis based on market references, with the Board of Directors updating such amounts whenever it deems necessary throughout each fiscal year, according to the guidelines detailed above.
- **Direct and Indirect Benefits:** Include group life insurance, health insurance and private pension offered on the same terms as those provided to the Company's employees.
- **Short-term Incentives ("ICP"):** The members of the Board of Executive Officers are entitled to variable compensation and are eligible to participate in short-term incentive plans as a form of reward for achieving goals that support the Company's short-term strategy.
- **Long-Term Incentives ("ILP"):** The members of the Board of Executive Officers are eligible to participate in long-term incentive plans, which, through the phantom shares mechanism, aim to reward executives for achieving targets associated with the Company's medium- and long-term strategic objectives.

The planned ILP amounts are defined based on market references, subject to the conditions set forth in the respective incentive instruments, which are described in detail in item 8.4.

Both short-term (ICP) and long-term (ILP) variable compensation components are intended to align the interests of executives with the shareholders' objectives and with the Company's sustainability.

Both the fixed and variable compensation of the members of the Board of Executive Officers are established in accordance with market standards, based on surveys conducted by specialized external consulting firms.

Fiscal Council

Members of the Fiscal Council receive a fixed monthly compensation, which is approved, on an annual basis, at the Annual General Shareholders' Meeting, subject to the limits set forth in Section 162, Paragraph 3 of Law No. 6,404/76.

No direct or indirect benefits are currently offered to the members of the Fiscal Council.

ii. Objectives of the compensation elements and alignment with the issuer's short, medium and long-term interests

The Company's compensation practices are intended to reflect the Company's strategy and corporate stance through the adoption of compensation modalities compatible with the market practices aiming to attract, retain and recognize qualified professionals. These practices seek to align individual objectives with business objectives, considering the Company's technical needs, economic and financial conditions and a model of partnership and sharing of the wealth generated, stimulating the engagement of professionals in the search for achieving and exceeding the previously agreed results.

The Company seeks to keep the compensation of its members of management competitive in relation to the market, in order to retain and attract professionals capable of contributing to the achievement of its short-, medium- and long-term strategic goals.

A relevant portion of the short-term variable compensation is directly linked to the achievement of objective and measurable targets, as well as to the Company's performance, according to targets defined by the Board of Directors. Thus, short-term variable compensation is associated with both the permanence of professionals and the generation of positive results, evidencing the alignment of interests between management and shareholders.

For information on the Company's long-term variable compensation, see item 8.4.

The Management Compensation Policy is available on the Company's Investor Relations website (https://ri.embraer.com.br/governanca/politicas/).

iii. Proportion of each element in the total compensation

According to the structure of the Company's Compensation Policy, the proportion of each element that composes the total compensation may vary depending on the Company's results, reflecting its economic and financial performance and the achievement of the established targets.

The table below shows the proportion of each element in the total compensation for the year ended December 31, 2025:

Body	Fees	Participation in Committees	Direct and Indirect Benefits	Variable Compensation	Benefits resulting from termination of employment	Share-based Compensation	Grand Total
Board of Directors	80.20%	19.80%	-	-	-	-	100.00%
Statutory Board of Executive Officers	11.05%	-	1.31%	12.52%	-	75.12%	100.00%
Non-Statutory Board of Executive Officers	14.18%	-	1.34%	15.96%	-	68.51%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

The table below shows the proportion of each element in the total compensation for the year ended December 31, 2024:

Body	Fees	Participation in Committees	Direct and Indirect Benefits	Variable Compensation	Benefits resulting from termination of employment	Share-based Compensation	Grand Total
Board of Directors	74.36%	25.64%	-	-	-	-	100.00%
Statutory Board of Executive Officers	10.86%	-	1.25%	21.32%	-	66.57%	100.00%
Non-Statutory Board of Executive Officers	15.23%	-	1.54%	20.58%	-	62.64%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

The table below shows the proportion of each element of the total compensation for the year ended, December 31, 2023:

Body	Fees	Participation in Committees	Direct and Indirect Benefits	Variable Compensation	Benefits resulting from termination of employment	Share-based Compensation	Grand Total
Board of Directors	77.41%	22.59%	-	-	-	-	100.00%
Statutory Board of Executive Officers	23.90%	-	2.77%	38.57%	-	34.76%	100.00%
Non-Statutory Board of Executive Officers	16.72%	-	1.48%	43.02%	-	38.77%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

iv. Calculation and adjustment method for each of the compensation elements

The amounts of compensation paid by the Company to the members of the Board of Executive Officers (including the Statutory Board of Executive Officers and the Non-Statutory Board of Executive Officers), Board of Directors and advisory committees are defined and periodically assessed based on comparisons with market practices, considering the complexity, sophistication and challenges inherent to the Company's business.

To this end, studies and research conducted by specialized external consulting firms are utilized, comprising, among others, competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies, or organizations that adopt compensation strategies compatible with those practiced by the Company, in accordance with the guidelines established in its compensation strategy.

Total compensation amounts are determined annually, based on market benchmarks and taking into account the Company's economic and financial reality, with the aim of prioritizing executive retention and aligning their interests with those of shareholders. In this context, the greater the impact of the position held on the Company's results, the greater the weight tends to be assigned to the variable components of compensation, comprising Short-Term Incentives (ICP) and Long-Term Incentives (ILP), which reflect, respectively, the Company's profitability and value appreciation.

The ILP constitutes only a reference value for the current fiscal year, and the acquisition of the right to its actual receipt will take place at a future date, according to the conditions and criteria set forth in the specific policy.

v. Key performance indicators that are taken into account to determine each element of the compensation

The performance indicators that are taken into account to determine the short-term variable compensation are:

i. annual assessment of the Action Plan, an instrument entered into individually with each Statutory and Non-statutory Officer every year, which sets forth the expected results for the fiscal year and the actions planned to achieve them; and

ii. the Company's overall performance.

Thus, both the Short-Term Incentive (ICP) and the Long-Term Incentive (ILP) vary depending on the Company's financial results and operational performance, subject to the specific characteristics of each plan.

In the case of the ICP, the amount to be effectively paid to executives in each fiscal year is directly tied to the achievement of the targets set forth in their respective individual Action Plans, and is calculated in proportion to the degree to which the results defined therein are achieved.

The content of the Action Plans is reviewed annually as part of the Business Planning cycle and is approved by the Board of Directors, including the establishment of performance indicators applicable to each fiscal year.

The ILP is tied to the fulfillment of performance targets specifically established in the respective incentive plans. For more information on the structure and criteria of the ILP, see item 8.4.

For the fiscal years 2024 and 2025, the targets set forth in the Executive Officers' Action Plans, which make up the variable compensation, include targets related to environment and diversity within the ESG context, which will also happen for the fiscal year 2026.

By way of example, some of the ESG-related targets that, together with others, comprise the individual priorities of Statutory and Non-Statutory Executive Officers, include:

i. reduction in the relative consumption of natural gas in production units;

ii. increase in the number of women in leadership positions and Engineering specialization programs;

iii. strengthening of diversity in entry-level programs.

The targets are reviewed annually, and new targets may be incorporated into the executives' individual priorities based on the strategic challenges identified by the Board of Directors and the Board of Executive Officers for

subsequent fiscal years. Among the variable compensation programs for which the Statutory and Non-Statutory Board of Executive Officers are eligible, only the Short-Term Incentive (ICP) is affected by the aforementioned targets.

Therefore, each executive is assessed, on an annual basis, based on the degree to which their Action Plan is achieved, with short-term variable compensation being directly influenced by this result, reinforcing the alignment between individual performance, corporate results, and the Company's interests.

vi. Reasons that justify the composition of the compensation

Board of Directors and Advisory Committees

The main objective of the compensation structure for the Board of Directors and the Advisory Committees is to attract and retain members with the appropriate reputation, experience, and profile, ensuring compensation that is in line with market practices and providing adequate conditions for the full performance of their duties.

Benchmark compensation figures are determined based on specialized surveys conducted by external consulting firms, which consider companies of similar size and complexity to Embraer.

For comparability purposes, similar companies in terms of region of operation, number of employees, revenue, field of activity, product development or production processes, as well as scale and global performance, among other relevant factors, are taken into consideration.

Statutory and Non-Statutory Board of Executive Officers

Total compensation amounts of the Statutory and Non-Statutory Board of Executive Officers are planned annually based on market research which takes into account companies of equivalent size, complexity and challenges to Embraer. These studies aim to support the definition not only of the levels of compensation practiced, but also of the proportionality between its components, comprising fixed and variable compensation, as well as short- and long-term incentives.

The Company prioritizes the retention of its executives and aims to retain and attract highly qualified officers and key professionals, promoting the alignment of its interests with those of shareholders. In addition, the compensation policy aims to ensure that the executives who effectively contribute to the Company's performance and to the appreciation of its securities participate in the results of their performance.

Fiscal Council

The monthly compensation of the members of the Fiscal Council, pursuant to Section 162, paragraph 3, of Law No. 6,404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Executive Officer of the Company, excluding benefits, representation fees and profit sharing.

vii. Existence of unpaid members and the reasons for this fact

There are no members of the Board of Directors, Advisory Committees, Board of Executive Officers or Fiscal Council who serve in their positions without receiving appropriate compensation from the Company.

(d) Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders.

Not applicable, as subsidiaries and controlled companies do not pay compensation to members of management and members of the Fiscal Council of Embraer. Additionally, the Company does not have a direct or indirect controlling shareholder.

(e) Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of issuer's corporate control

There is no compensation or benefit linked to the occurrence of a specific corporate event.

8.2- In relation to the compensation recognized in the results of the last 3 fiscal years and that provided for the current fiscal year for the board of directors, the statutory board of executive officers and the fiscal council, prepare a table with the following content:

Total compensation forecast the current Fiscal Year – Dec. 31, 2026 – Annual Amounts				
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	20.00
No. of paid members	11.00	4.00	5.00	20.00
Clarification				
Annual fixed compensation				
Salary or "pro-labore"	12,584,874.03	10,110,793.65	1,306,368.89	24,002,025.57
Direct and indirect benefits	0.00	935,481.46	0.00	935,481.46
Participation in committees	3,000,909.87	0.00	0.00	3,000,909.87
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation				
Variable compensation				
Bonus	0.00	21,417,901.02	0.00	21,417,901.02
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)	0.00	64,598,506.97	0.00	64,598,506.97
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of external members in Advisory Committees are not included.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP.	
Total compensation	15,585,772.90	97,062,683.10	1,306,368.89	113,954,824.89

Total compensation forecast the current Fiscal Year – Dec. 31, 2025 – Annual Amounts				
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	20.00
No. of paid members	11.00	4.00	5.00	20.00
Clarification				
Annual fixed compensation				
Salary or "pro-labore"	11,464,448.96	8,892,919.07	1,170,343.63	21,527,711.65
Direct and indirect benefits	-	1,057,372.91	-	1,057,372.91
Participation in committees	2,830,751.84	-	-	2,830,751.84
Other	0.00	0,00	0,00	0,00
Description of other fixed compensation				
Variable compensation				
Bonus	0.00	10,069,400.00		10,069,400.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)		60,438,432.58		60,438,432.58
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of external members in Advisory Committees are not included.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP.	
Total compensation	14,295,200.80	80,458,124.56	1,170,343.63	95,923,668.98

Total compensation for the Fiscal Year on Dec. 31, 2024 - Annual Amounts				
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	20.00
No. of paid members	11.00	4.00	5.00	20.00
Clarification				
Annual fixed compensation				
Salary or "pro-labore"	11,009,345.97	7,835,461.44	1,129,736.49	19,974,543.90
Direct and indirect benefits	0.00	899,940.29	0.00	899,940.29
Participation in committees	3,795,318.36	0.00	0.00	3,795,318.36
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation				
Variable compensation				
Bonus	0.00	15,377,746.40	0.00	15,377,746.40
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)	0.00	48,017,417.27	0.00	48,017,417.27
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of external members in Advisory Committees are not included.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP.	
Total compensation	14,804,664.33	72,130,565.39	1,129,736.49	88,064,966.22

Total compensation for the Fiscal Year on Dec. 31, 2023 - Annual Amount				
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.67	4.08	4.67	20.42
No. of paid members	11.67	4.08	4.67	20.42
Clarification				
Annual fixed compensation				
Salary or "pro-labore"	10,992,648.62	7,360,133.34	969,088.93	19,321,870.89
Direct and indirect benefits	0.00	853,065.72	0.00	853,065.72
Participation in committees	3,207,767.22	0.00	0.00	3,207,767.22
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation				
Variable compensation				
Bonus	0.00	11,876,632.00	0.00	11,876,632.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)	0.00	10,704,885.85	0.00	10,704,885.85
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of external members in Advisory Committees are not included.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2026-CVM/SEP.	
Total compensation	14,200,415.84	30,794,716.91	969,088.93	45,964,221.68

8.3- In relation to the variable compensation of the last 3 fiscal years and that foreseen for the current fiscal year for the board of directors, the statutory board of executive officers and the fiscal council, prepare a table with the following content:

Fiscal Year: Dec. 31, 2026

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	20.00
No. of paid members	0.00	4.00	0.00	4.00
Clarification	The Company's Board of Directors does not receive variable compensation.		The Company's Fiscal Council does not receive variable compensation.	
IN RELATION TO THE BONUS				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	21,417,901.02	0.00	21,417,901.02
Amount set forth in the compensation plan, if the established targets were achieved	0.00	14,717,236.95	0.00	14,717,236.95
IN RELATION TO PROFIT SHARING				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if the established targets were achieved	0.00	0.00	0.00	0.00

Fiscal Year: Dec. 31, 2025

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	**20.00**
No. of paid members	0.00	4.00	0.00	**4.00**
Clarification	The Company's Board of Directors does not receive variable compensation.		The Company's Fiscal Council does not receive variable compensation.	
IN RELATION TO THE BONUS				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount set forth in the compensation plan	0.00	15,547,950.00	0.00	**15,547,950.00**
Amount set forth in the compensation plan, if the established targets were achieved	0.00	9,423,000.00	0.00	**9,423,000.00**
Amount actually recognized in the fiscal year	0.00	10,069,400.00	0.00	**10,069,400.00**
IN RELATION TO PROFIT SHARING				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Amount set forth in the compensation plan, if the established targets were achieved	0.00	0.00	0.00	**0.00**

Fiscal Year: Dec. 31, 2024

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	**20.00**
No. of paid members	0.00	4.00	0.00	**4.00**
Clarification	The Company's Board of Directors does not receive variable compensation.	The amount realized for the Statutory Board bonus was higher than the maximum amount previously forecast due to a relevant variation in the price of the Company's shares throughout the 2024 fiscal year	The Company's Fiscal Council does not receive variable compensation.	
IN RELATION TO THE BONUS				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount set forth in the compensation plan	0.00	16,086,678.30	0.00	**16,086,678.30**
Amount set forth in the compensation plan, if the established targets were achieved	0.00	9,749,502.00	0.00	**9,749,502.00**
Amount actually recognized in the fiscal year	0.00	15,377,746.40	0.00	**15,377,746.40**
IN RELATION TO PROFIT SHARING				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Amount set forth in the compensation plan, if the established targets were achieved	0.00	0.00	0.00	**0.00**
Amount actually recognized in the fiscal year	0.00	0.00	0.00	**0.00**

Fiscal Year: Dec. 31, 2023

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.67	4.08	4.67	**20.42**
No. of paid members	0	4.08	0.00	**4.08**
Clarification	The Company's Board of Directors does not receive variable compensation.		The Company's Fiscal Council does not receive variable compensation.	
IN RELATION TO THE BONUS				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount set forth in the compensation plan		13,636,500.00	0.00	**13,636,500.00**
Amount set forth in the compensation plan, if the established targets were achieved	0.00	9,091,000.00	0.00	**9,091,000.00**
Amount actually recognized in the fiscal year	0.00	11,876,632.00	0.00	**11,876,632.00**
IN RELATION TO PROFIT SHARING				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	**0.00**
Amount set forth in the compensation plan, if the established targets were achieved	0.00	0.00	0.00	**0.00**
Amount actually recognized in the fiscal year	0.00	0.00	0.00	**0.00**

8.4- In relation to the stock-based compensation plan for the board of directors and the board of executive officers, in effect in the last fiscal year and forecast for the current fiscal year, describe

The Company currently has a stock-based compensation plan in place, called the "Long-Term Incentive Plan for Embraer Executives", approved by the Board of Directors on February 25, 2014, as subsequently amended, and last amendment approved on March 18, 2021 (the "ILP").

Long-Term Incentive Plan for Embraer Executives (ILP)

a. General terms and conditions

The Company's officers and employees, as well as the officers (or equivalent positions) and employees of its subsidiaries are eligible to participate in the ILP. The ILP is managed by the Board of Directors, which is duly advised by the People and ESG Committee in all its stages, including defining the Participants for each financial year.

The Virtual Shares allocated to each Participant are divided into two classes: 50% in the form of "Virtual Restricted Shares" and 50% in the form of "Virtual Performance Shares".

The other terms and conditions of the Program are described in the items below.

b. Maximum number of shares covered

Not applicable, as the ILP does not provide for the actual delivery of the Company's shares to the participants, being structured on the basis of virtual shares (phantom shares).

c. Maximum number of options to be granted

Not applicable, as no stock options are granted under the ILP.

d. Vesting conditions

The Board of Directors will be responsible for defining, on an annual basis, who will be the ILP Participants. The conditions for the effective vesting of rights associated with the Virtual Shares are tied to vesting periods and the Participants' performance criteria, as described in detail in item "f" below.

e. Criteria to determine the purchase or exercise price

As described above, the ILP amounts set for participants are be converted into "Virtual Shares" based on the average price of the Company's shares traded on B3 (EMBJ3), calculated on a weighted basis using the closing price and trading volume, considering the last 30 trading days immediately preceding the 10th day prior to the Grant Date.

Once the conditions for receiving the ILP amounts are met, as described in item "f" below, the Company shall pay the ILP amounts by converting the Virtual Shares into domestic currency (R$) based on the average price of the Company's shares traded on B3 (EMBJ3), calculated on a weighted basis using the closing price and trading volume, considering the 10 most recent trading sessions prior to the 15th day of the respective anniversary months.

f. Criteria to determine the exercise period

Virtual Restricted Shares: the Participant shall be entitled to receive, in cash, the amount corresponding to the total number of Virtual Restricted Shares, generally after the third anniversary of the Grant Date, subject to the conditions set forth in the ILP regulations.

Virtual Performance Shares: the Participant shall be entitled to receive, in cash, an amount corresponding to a percentage of the Virtual Performance Shares, generally after the third anniversary of the Grant Date, subject to the achievement of the corporate performance targets established by the Company. Such targets are reviewed annually by the Board of Executive Officers and approved by the Board of Directors.

The percentage of target achievement may vary between 75% and 125%, with the number of Virtual Shares actually eligible for payment adjusted proportionally. If the level of target achievement is less than 75% in the respective calculation period, no payment shall be made to the Participant with respect to the granted Virtual Performance Shares.

The exercise period for the Company's Virtual Shares, whether Restricted or Performance-based,

generally occurs after the third anniversary of the Grant Date, except for any grants that provide for specific vesting conditions.

The maximum payment term of this benefit is consistent with the long-term objectives of the ILP as mentioned in items "b" and "c" above.

g. Form of settlement

The ILP shall be settled exclusively in cash, and there will be no delivery of the Company's shares.

h. Restrictions on the transfer of shares

Not applicable, since the ILP does not provide for the actual delivery of Company shares; it is, rather, structured as a cash payment, the amount of which is linked to the appreciation of the Company's shares, which are used as a benchmark for the allocation of a specific number of Virtual Shares to ILP Participants.

i. Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the ILP as well as all rights associated therewith not yet acquired or earned shall be automatically terminated, without any payment or compensation being due to the Participant.

j. Effects of termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of Participant's termination due to death or permanent disability prior to becoming eligible to receive the ILP, unless otherwise resolved by the Board of Directors:

i. all Virtual Restricted Shares allocated to him or her shall be converted into a monetary amount based on the of the shares issued by the Company traded on B3 (EMBJ3), calculated on a weighted basis by the closing price and trading volume, considering the last 10 trading days prior to the date of the respective termination, and the payment shall be made together with the other applicable severance payments; and

ii. regarding Virtual Performance Shares, the Participant shall be entitled to receive a pro rata amount, calculated based on the period of actual employment between the Grant Date and the date of termination, subject to the other conditions set forth in the ILP.

In the event of death, payment shall be made to the Participant's legal successors in accordance with the applicable legislation.

In the event of termination at the Participant's initiative, the Participant shall not be entitled to receive any amounts under the ILP, unless otherwise decided by the Board of Directors.

In the event of termination at the Company's initiative, the Participant shall, as a general rule, be entitled to receive a partial payment of the ILP, calculated on a pro rata basis per full year, to be paid on the third anniversary of the Grant Date (vesting), subject to the conditions set forth in the Plan's regulations.

8.5- In relation to the stock-based compensation in the form of stock options recognized in the results of the last 3 fiscal years and that provided for the current fiscal year, for the board of directors and the statutory board of executive officers, prepare a table with the following information:

The last granting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees, approved on April 19, 2010, was carried out on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was definitively terminated.

Thus, there was no stock-based compensation, in the form of stock options, attributed to the members of the Board of Directors and the Statutory Board of Executive Officers in the last three fiscal years.

8.6- In relation to each grant of stock options made in the last 3 fiscal years and forecasted for the current fiscal year, for the board of directors and the statutory board of executive officers, prepare a table with the following information:

The last granting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees, approved on April 19, 2010, was carried out on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, there was no granting of stock options for the last three fiscal years.

8.7- In relation to outstanding options for the board of directors and the statutory board of executive officers, prepare a table with the following information:

The last granting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees approved on April 19, 2010, was carried out on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, there was no outstanding stock options for the members of the Board of Directors and the Statutory Board of Executive Officers at the end of the last fiscal year, nor were there any grants in the last three fiscal years.

8.8- In relation to the options exercised in connection with stock-based compensation for the board of directors and the statutory board of executive officers for the last three fiscal years, prepare a table with the following information:

The last granting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees, approved on April 19, 2010, was carried out on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, there were no exercises of stock options related to stock-based compensation by members of the Board of Directors and the Statutory Board of Executive Officers in the last three fiscal years.

8.9- In relation to the stock-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last 3 fiscal years and that provided for the current fiscal year, for the board of directors and the statutory board of executive officers, prepare a table with the following information:

Under the Long-Term Incentive Plan (ILP), there is no actual delivery of shares, and the compensation is fully paid in cash upon maturity, in accordance with the rules of each grant. Therefore, there is no dilution effect on the Company's share capital, even if all grants provided for the beneficiaries of the Plan are carried out.

8.10- In relation to each grant of shares carried out in the last 3 fiscal years and forecast for the current fiscal year, the board of directors and the board of executive officers shall prepare a table with the following information:

Grant forecast for the fiscal year to be ended December 31, 2026

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)		
Total No. of members [1]	11.00	4.00
No. of paid members [2]	0.00	4.00
Grant date	N/A	04/23/2026
Number of shares granted [3]	N/A	N/A[3]
Maximum vesting period	N/A	N/A[3]
Restriction period on the transfer of shares	N/A	N/A
Fair value of shares on the date of grant [3]	N/A	N/A[3]
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 11,167,773.45

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

(3) Not applicable, since, at the time of publication of this material, the period for determining the fair value had not yet been finalized, nor had the number of shares to be granted and the respective deadlines been defined. The Company will promptly disclose the information applicable to this item when it is defined, through the annual update of the Reference Form, in accordance with current regulations.

Grant occurred in the fiscal year ended December 31, 2025

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)		
Total No. of members [1]	11.00	4.00
No. of paid members [2]	0.00	4.00
Grant date	N/A	03/13/2025
Number of shares granted	N/A	159,880, of which 79,940 are virtual restricted shares and 79,940 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/13/2028 Virtual performance shares: 100% as of 03/13/2028
Restriction period on the transfer of shares	N/A	N/A
Fair value of shares on the date of grant	N/A	R$ 62.98
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 10,069,242.40

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

Grant occurred in the fiscal year ended December 31, 2024

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)		
Total No. of members [1]	11.00	4.00
No. of paid members [2]	0.00	4.00
Grant date	N/A	03/14/2024
Number of shares granted	N/A	402,874, of which 201,437 are virtual restricted shares and 201,437 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/14/2027 Virtual performance shares: 100% as of 03/14/2027
Restriction period on the transfer of shares	N/A	N/A
Fair value of shares on the date of grant	N/A	R$ 22.95
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 9,245,958.30

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2026 CVM/SEP.

Grant occurred in the fiscal year ended December 31, 2023

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)		
Total No. of members [1]	11.67	4.08
No. of paid members [2]	0.00	4.08
Grant date	N/A	03/09/2023
Number of shares granted	N/A	555,856, of which 277,928 are virtual restricted shares and e 277,928 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/09/2026 Virtual performance shares: 100% as of 03/09/2026
Restriction period on the transfer of shares	N/A	N/A
Fair value of shares on the date of grant	N/A	R$ 16.35
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 9,088,245.60

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2026 CVM/SEP.

8.11- In relation to the shares delivered related to the stock-based compensation of the board of directors and the statutory board of executive officers, in the last 3 fiscal years, prepare a table with the following information:

Fiscal Year: Dec. 31, 2025

	Board of Directors	Statutory Board of Executive Officers	*Fiscal Council*
Total No. of members		4.00	
N No. of paid members		2.00	
No. of shares		332,816	
Weighted average purchase price		17.53	
Weighted average market price of purchased shares		72.61	
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares		18,329,964.78	
Clarification		In the fiscal year ended December 31, 2025, only two (2) of the four (4) members were eligible in the grant on 03/11/2022 and vesting on 03/11/2025 as Statutory Officers of the Company.	

Fiscal Year: Dec. 31, 2024

	Board of Directors	Statutory Board of Executive Officers	*Fiscal Council*
Total No. of members		4.00	
N No. of paid members		4.00	
No. of shares		364,223	
Weighted average purchase price		12.37	
Weighted average market price of purchased shares		27.28	
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares		5,430,085.29	
Clarification			

Fiscal Year: Dec. 31, 2023

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total No. of members		4.08	
N No. of paid members		4.08	
No. of shares		850,095	
Weighted average purchase price		11.06	
Weighted average market price of purchased shares		18.15	
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares		6,027,173.55	
Clarification			

8.12- Brief description of the information necessary to understand the information disclosed in paragraphs 8.5 to 8.11, such as an explanation of the pricing method for the value of shares and options, indicating, at least:

The last grant of the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was granted on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, only the items applicable to the Long-Term Incentive Plan (ILP) for the Company's officers and employees, as well as the officers (or equivalent positions) and employees of its subsidiaries, structured in the form of virtual shares (phantom shares), are presented below. For more information on the Plan, see item 8.4 hereto.

(a) Pricing model

The ILP amounts set for participants are converted into "Virtual Shares", based on the average price of the shares issued by the Company traded on B3 (EMBJ3), calculated on a weighted basis by the closing price and the trading volume, considering the last 30 trading days immediately before the 10th day prior to the Grant Date.

Once the conditions for receiving the ILP amounts are met, the Company shall pay the amounts due by converting the Virtual Shares into domestic currency (R$) based on the average price of the shares issued by the Company traded on B3 (EMBJ3), calculated weighted by the closing price and trading volume, considering the last 10 trading days prior to the 15th day of the respective anniversary months.

(b) Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

(c) Method used and assumptions made to incorporate the expected effects of early exercise

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

(d) Method of determining expected volatility

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

(e) Whether any other characteristic of the option was incorporated in the measurement of its fair value

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

8.13- Inform the number of shares, units, and other securities convertible into shares or units, issued in Brazil or abroad by the issuer, its direct or indirect controlling shareholders, subsidiaries, or companies under common control, that are held by members of the board of directors, the statutory board of executive officers, or the fiscal council, grouped by body:

As of December 31, 2025, the shareholding position in securities issued by Embraer S.A., in Brazil or abroad, held by members of the Company's management, technical, or advisory bodies, was as follows, grouped by body:

- Board of Directors: members held 250 American Depositary Receipts (ADRs) and 1 common share issued by Embraer S.A.
- Fiscal Council: members held 1,200 common shares issued by Embraer S.A.
- Technical or Advisory Bodies: members held 1,300 bonds issued by Embraer S.A.
- Statutory Board of Executive Officers: members held 600 common shares issued by Embraer S.A.

None of the members of management held, as of that date, shares or other securities convertible into shares of companies controlled by the Company.

8.14 - In relation to the pension plans in effect granted to the members of the board of directors and statutory officers, provide a table with the following information:

The pension plan granted by the Company does not cover the Company's board of directors. The table below includes information related to the pension plan for the Company's statutory board of executive officers.

a. Body	**Statutory Board of Executive Officers.**
b. Number of members	4 officers, all participants in the Plan.
c. Number of paid members	4 officers, all participants in the Plan.
d. Plan name	Complementary Retirement Plan (*Plano de Aposentadoria Complementar Embraer Prev.*)
e. Number of members of management who meet the conditions to retire	2 members are eligible for retirement on December 31, 2025.
f. Conditions for scheduled retirement	**i-** 55 years of age; **ii-** 120 monthly contributions; **iii-** Termination of the employment relationship; **iv-** Formal request to the Entity. or, **i-** 60 years of age **ii-** 60 monthly contributions; **iii-** Termination of the employment relationship; **iv-** Formal request to the Entity. **Important notes:** 1) In the case of founding Participants, the grace period referred to in item "ii" above shall be 60 monthly contributions. 2) In the case of non-founding Participants who are at least 60 years old, the grace period referred to in item "ii" above shall be reduced to 60 monthly contributions, entitling them to an Early Retirement Monthly Income. 3) Founding Participants are the employees who were linked to the Sponsor on December 31, 1998 and enrolled in the Complementary Retirement Plan within 60 days from the beginning of its effectiveness, provided that they maintain such link on the date of enrollment in the Retirement Plan.
g. Adjusted amount of cumulative contributions to the retirement plan until the closing of the last fiscal year, excluding the installment related to the contributions directly made by members of management	Employer's Reserve of Total Savings linked to the five Executive Officers who are members of the Embraer Prev Plan, related to retirement plan contributions made by the Embraer S.A. Sponsor, duly adjusted by the profitability of the Plan, as of December 31, 2025: R$ 5,020,613.77. We emphasize that the above amount is net of the Administrative Contribution of the Plan.

h. Total amount of accumulated regular contributions made during the last fiscal year, excluding the portion related to the contributions directly made by members of management	Contributions of the Embraer S.A. Sponsor, reverted to the four Executive Officers who are members of the Embraer Prev Plan, related to the 2025 fiscal year: R$ 676,275.48. Administrative contributions to fund the Plan were set at 0% for the 2026 fiscal year.
i. Possibility of early redemption and conditions	Redemption may be made by the Participants of the Plan who terminate their employment contract with the Company, calculated as follows: 100% of the balance of contributions of the Participant and the % of the balance of the Company's account, based on uninterrupted time of employment, always taking into account the last employment relationship period, and such balances adjusted by the profitability of the Plan: - Up to 3 years: 0%; - From 3 years and 1 day to 5 years: 15%; - From 5 years and 1 day to 9 years: 25%; - From 9 years and 1 day to 12 years: 35%; - From 12 years and 1 day to 15 years: 45%; - From 15 years and 1 day to 20 years: 65%; - Above 20 years: 75%. **Important notes:** 1) Participants who already meet the time requirement to retire, and before requesting the benefit, may choose to redeem their total balance, provided that their employment contracts are terminated and they choose to cancel their enrollment in the Plan. 2) Withdrawals may be made on demand up to 25% of the total balance, upon formal request of the benefit to Embraer Prev Plan, and of the remaining balance converted into benefits calculated monthly varying from 0% to 2% of the remaining balance or for a minimum period of 5 years and a maximum period of 30 years. 3) Redemption is ensured in the form of a lump sum payment or, at the discretion of the Participant, in up to twelve monthly and consecutive installments.

8.15- Provide the following information, in table format, for the last three fiscal years, regarding the board of directors, the statutory board of executive officers, and the fiscal council:

Annual compensation amounts

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council		
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
No. of members	4.00	4.00	4.08	11.00	11.00	11.67	5.00	5.00	4.67
No. of paid members	4.00	4.00	4.08	11.00	11.00	11.67	5.00	5.00	4.67
Amount of the highest compensation in Real	47,136,962.79	40,070,930.20	15,251,305.87	2,357,485.69	2,632,586.75	2,531,320.00	286,447.79	273,997.77	237,333.36
Amount of the lowest compensation in Real	5,344,407.92	4,023,530.54	5,950,382.30	591,986.96	563,609.92	816,552.00	220,973.96	211,369.68	196,800.00
Average compensation amount in Real	20,114,531.14	18,032,641.35	7,541,563.32	1,299,563.71	1,345,878.58	1,217,178.50	234,068.73	225,947.20	207,661.91

	Statutory Board of Executive Officers
	Notes
Dec. 31, 2025	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and, therefore, do not reflect the amounts actually paid to the executives in each fiscal year.
Dec. 31, 2024	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and, therefore, do not reflect the amounts actually paid to the executives in each fiscal year.
Dec. 31, 2023	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and, therefore, do not reflect the amounts actually paid to the executives in each fiscal year. The compensation of the Statutory Board of Executive Officers takes into account the granting of the November 2020 ILP: an extraordinary long-term incentive granted in November 2020 for payment in November 2023, as an incentive for the recovery from the serious crisis resulting from the Covid-19 pandemic. For calculation and payment purposes, it is important to note the appreciation of the EMBJ3 share at the time of payment compared to the time of grant.

	Board of Directors
	Notes
Dec. 31, 2025	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2024	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2023	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and, therefore, do not reflect the amounts actually paid to the executives in each fiscal year.

	Fiscal Council
	Notes
Dec. 31, 2025	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2024	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2023	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

8.16- Describe any contractual arrangements, insurance policies, or other instruments that establish compensation or indemnification mechanisms for members of management in the event of termination or retirement, indicating the financial consequences for the issuer:

Embraer does not have any contractual arrangements, insurance policies, or other instruments that establish compensation or indemnification mechanisms for directors in the of termination or retirement. However, it maintains a Civil Liability Insurance Policies for Directors and Officers (D&O), under which former executives are eligible for liability in relation to matters committed during their term.

8.17- In relation to the last three fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation for each body recognized in the issuer's income statement that relates to members of the board of directors, , or the fiscal council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules governing this matter:

Not applicable, since the Company does not have a direct or indirect controlling shareholder.

8.18- In relation to the last three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer's income statement as compensation for members of the board of directors, the statutory board of executive officers, or the fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided.

Not applicable, since the members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council did not receive any remuneration for any reason other than the position they held, in the fiscal years ended on December 31, 2023, December 31, 2024, and December 31, 2025, nor is there any forecast for the current fiscal year to be ended on December 31, 2026.

8.19- In relation to the last three fiscal years and the forecast for the current fiscal year, inform the amounts recognized in the financial statements of controlling shareholders, whether direct or indirect, of companies under common control and of subsidiaries of the issuer, as compensation for members of the board of directors, statutory board of executive officers, or fiscal council, grouped by body, specifying the basis on which such amounts were allocated to those individuals:

In the last three fiscal years, ended December 31, 2023, December 31, 2024, and December 31, 2025, no amounts were recognized in the income statements of subsidiaries or companies under common control of the Company as compensation for members of the Board of Directors, Statutory Board of Executive Officers, or the Fiscal Council of Embraer S.A., regardless of the body to which they were associated.

Similarly, there is no forecast of recognizing such amounts in the income statements of subsidiaries or companies under common control of the Company for the current fiscal year, ending on December 31, 2026.

Regarding amounts recognized in the income statement of controlling shareholders, this item is not applicable to the Company, as Embraer S.A. has no direct or indirect controlling shareholder.

8.20 - Provide any other information the issuer deems relevant

The amounts of management compensation for 2023, 2024, and 2025 and the forecast for 2026, informed in Item 8, are net of charges borne by the Company, in accordance with the guidelines of the Annual Circular Notice 2026 CVM/SEP. Additionally, amounts related to compensation for participation of external members in advisory committees are not included. If these charges and all other lines of compensation were taken into account, the total amount per body would be:

2026 (Forecast)

- Board of Directors and Statutory Board of Executive Officers: R$ 136,637 million
- Fiscal Council: R$ 1,568 million
- **Grand Total: R$ 138,205 million**

2025

- Board of Directors and Statutory Board of Executive Officers: R$ 117,451 million
- Fiscal Council: R$ 1,404 million
- **Grand Total: R$ 118,855 million**

2024

- Board of Directors and Statutory Board of Executive Officers: R$ 107,591 thousand
- Fiscal Council: R$ 1,343 thousand
- **Grand Total: R$ 108,934 thousand**

2023

- Board of Directors and Statutory Board of Executive Officers: R$ 56,218 million (according to the Company's Financial Statements).
- Fiscal Council: R$ 1,162.91 million
- **Grand Total: R$ 57,381 million**

It should be noted that, at the General Shareholders' Meeting, the Company approves the Management's compensation for the period between the months of May of the current year and April of the following year.

Additional clarifications to item 8.10 and 8.11 Shares delivered related to stock-based compensation of the Board of Directors and the Statutory Board of Executive Officers, in the last 3 fiscal years:

We clarify that the ILP Program does not involve the actual delivery of shares, but rather the payment in cash linked to the appreciation of the Company's shares, which serve as the basis for a certain number of Virtual Shares attributed to the ILP participants. Therefore, we inform below the number of Virtual Shares actually attributed to the participants in each fiscal year and the market value of these shares used for the payment made to the participants, which is calculated based on the average price (weighted by the trading volume) of EMBJ3 shares in the last ten trading days prior to the 15th day of the month of the incentive's payment anniversary.

In 2025, the Company paid the total of Virtual Restricted and Performance Shares from the 2022 grant. Payments were made for the third tranche, that is, 34% of the total Restricted Shares from the grant awarded in 2020; thereby completing the payment of this grant in 2025.

In 2024, the Company paid the total of Virtual Restricted and Performance Shares from the 2021 grant. Payments were made of the third tranche, that is, 34% of the total Restricted Shares from the grant awarded in 2019, concluding the payment of this grant in 2024. Also, in 2024, the 33% related to the second part of the total Restricted Shares from the vesting granted in 2020 were paid.

In 2023, the Company paid the total number of Virtual Performance Shares from the 2020 grant. Payments of the third tranche were made, that is, 34% of the total Restricted Shares from the grant awarded in 2018, concluding the payment of this grant in 2023. Also, in 2023, the 33% related to the second part of the total Restricted Shares from the grant awarded in 2019 and the 33% related to the first part of the total Restricted Shares from the grant awarded in 2020 were paid. And, in November 2023, the total amount of Restricted Shares from the extraordinary grant awarded in 2020 was paid.


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